Exhibit 99.6

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

(Unaudited)

	June 30, 2023	December 31, 2022 (a)
Assets
Investments:
Fixed maturity securities, available for sale, at fair value (amortized cost of $43,323,015 as of 2023 and $44,866,019 as of 2022; allowance for credit losses of $4,146 as of 2023 and $3,347 as of 2022)	$38,680,457	$39,804,617
Mortgage loans on real estate (net of allowance for credit losses of $40,395 as of 2023 and $36,972 as of 2022)	7,373,609	6,949,027
Real estate investments related to consolidated variable interest entities	1,270,213	1,056,063
Limited partnerships and limited liability companies (2023 and 2022 include $1,069,965 and $684,834 related to consolidated variable interest entities)	1,649,959	1,266,779
Derivative instruments	1,131,597	431,727
Other investments	1,412,939	1,817,085

Total investments	51,518,774	51,325,298
Cash and cash equivalents (2023 and 2022 include $44,919 and $27,235 related to consolidated variable interest entities)	5,000,657	1,919,669
Coinsurance deposits (net of allowance for credit losses of $3,392 as of 2023 and $8,737 as of 2022)	14,247,284	13,254,956
Market risk benefits	234,470	229,871
Accrued investment income (2023 and 2022 include $3,745 and $3,444 related to consolidated variable interest entities)	488,396	497,851
Deferred policy acquisition costs	2,842,615	2,773,643
Deferred sales inducements	2,134,254	2,045,683
Deferred income taxes	293,466	438,434
Income taxes recoverable	55,678	55,498
Other assets (2023 and 2022 include $19,726 and $10,690 related to consolidated variable interest entities)	829,831	642,696

Total assets	$77,645,425	$73,183,599

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

(Unaudited)

	June 30, 2023	December 31, 2022 (a)
Liabilities and Stockholders’ Equity
Liabilities:
Policy benefit reserves	$59,856,677	$58,781,836
Market risk benefits	2,673,272	2,455,492
Other policy funds and contract claims	202,251	512,790
Notes and loan payable	788,754	792,073
Subordinated debentures	78,927	78,753
Funds withheld for reinsurance liabilities	7,565,295	6,577,426
Other liabilities (2023 and 2022 include $94,705 and $78,644 related to consolidated variable interest entities)	3,885,208	1,614,479

Total liabilities	75,050,384	70,812,849

Stockholders’ equity:
Preferred stock, Series A; par value $1 per share; $400,000 aggregate liquidation preference; 20,000 shares authorized; issued and outstanding: 2023 and 2022 - 16,000 shares	16	16
Preferred stock, Series B; par value $1 per share; $300,000 aggregate liquidation preference; 12,000 shares authorized; issued and outstanding: 2023 and 2022 - 12,000 shares	12	12
Common stock; par value $1 per share; 200,000,000 shares authorized; issued and outstanding: 2023 - 78,047,941 shares (excluding 31,713,969 treasury shares); 2022 - 84,810,255 shares (excluding 24,590,353 treasury shares)	78,048	84,810
Additional paid-in capital	1,055,963	1,325,316
Accumulated other comprehensive loss	(3,425,248)	(3,746,230)
Retained earnings	4,863,124	4,685,593

Total stockholders’ equity attributable to American Equity Investment Life Holding Company	2,571,915	2,349,517
Noncontrolling interests	23,126	21,233

Total stockholders’ equity	2,595,041	2,370,750

Total liabilities and stockholders’ equity	$77,645,425	$73,183,599

(a)	Certain prior period amounts have been recast. See Note 1 - Significant Accounting Policies for more information.

See accompanying notes to unaudited consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022 (a)	2023	2022 (a)
Revenues:
Premiums and other considerations	$2,516	$3,831	$6,653	$13,909
Annuity product charges	71,642	55,514	134,233	107,869
Net investment income	542,685	592,308	1,104,008	1,159,731
Change in fair value of derivatives	242,739	(506,181)	288,629	(983,700)
Net realized losses on investments	(24,679)	(33,272)	(52,466)	(46,399)
Other revenue	16,736	9,408	33,130	18,225

Total revenues	851,639	121,608	1,514,187	269,635

Benefits and expenses:
Insurance policy benefits and change in future policy benefits (remeasurement gains (losses) of future policy benefit reserves of $997 and $138 for three months ended and $1,351 and $775 for six months ended June 30, 2023 and 2022, respectively)	5,125	6,998	12,333	20,613
Interest sensitive and index product benefits	122,387	140,346	180,298	428,263
Market risk benefits (gains) losses	(144,124)	(299,278)	39,570	(107,385)
Amortization of deferred sales inducements	46,951	44,696	93,552	89,781
Change in fair value of embedded derivatives	213,764	(885,984)	618,204	(2,279,633)
Interest expense on notes and loan payable	11,227	6,461	22,245	12,886
Interest expense on subordinated debentures	1,338	1,346	2,674	2,663
Amortization of deferred policy acquisition costs	68,476	72,485	136,711	145,454
Other operating costs and expenses	75,697	59,872	149,701	117,667

Total benefits and expenses	400,841	(853,058)	1,255,288	(1,569,691)

Income before income taxes	450,798	974,666	258,899	1,839,326
Income tax expense	95,652	211,377	59,644	396,572

Net income	355,146	763,289	199,255	1,442,754
Less: Net loss available to noncontrolling interests	(217)	(4)	(114)	(4)

Net income available to American Equity Investment Life Holding Company stockholders	355,363	763,293	199,369	1,442,758
Less: Preferred stock dividends	10,919	10,919	21,838	21,838

Net income available to American Equity Investment Life Holding Company common stockholders	$344,444	$752,374	$177,531	$1,420,920

Earnings per common share	$4.43	$8.13	$2.20	$15.01
Earnings per common share - assuming dilution	$4.36	$8.06	$2.17	$14.86

Weighted average common shares outstanding (in thousands):
Earnings per common share	77,767	92,544	80,576	94,693
Earnings per common share - assuming dilution	78,928	93,375	81,824	95,652

(a)	Certain prior period amounts have been recast. See Note 1 - Significant Accounting Policies for more information.

See accompanying notes to unaudited consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022 (a)	2023	2022 (a)
Net income	$355,146	$763,289	$199,255	$1,442,754
Other comprehensive income (loss):
Change in net unrealized investment gains/losses	(421,329)	(3,419,845)	430,402	(7,435,675)
Change in current discount rate for liability for future policy benefits	5,342	23,683	551	56,681
Change in instrument-specific credit risk for market risk benefits	(98,909)	55,065	(28,904)	535,475
Reclassification of unrealized investment gains/losses to net income	22,721	(23,546)	4,258	(22,087)

Other comprehensive income (loss) before income tax	(492,175)	(3,364,643)	406,307	(6,865,606)
Income tax effect related to other comprehensive income (loss)	103,356	706,559	(85,325)	1,441,465

Other comprehensive income (loss)	(388,819)	(2,658,084)	320,982	(5,424,141)

Comprehensive income (loss)	$(33,673)	$(1,894,795)	$520,237	$(3,981,387)

(a)	Certain prior period amounts have been recast. See Note 1 - Significant Accounting Policies for more information.

See accompanying notes to unaudited consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
For the three months ended June 30, 2023
Balance at March 31, 2023	$28	$77,753	$1,045,453	$(3,036,429)	$4,518,680	$23,324	$2,628,809
Net income (loss) for period	—	—	—	—	355,363	(217)	355,146
Other comprehensive loss	—	—	—	(388,819)	—	—	(388,819)
Share-based compensation	—	—	10,973	—	—	—	10,973
Issuance of common stock	—	295	2,469	—	—	—	2,764
Treasury stock acquired, common	—	—	(2,932)	—	—	—	(2,932)
Dividends on preferred stock	—	—	—	—	(10,919)	—	(10,919)
Contributions from noncontrolling interests	—	—	—	—	—	19	19

Balance at June 30, 2023	$28	$78,048	$1,055,963	$(3,425,248)	$4,863,124	$23,126	$2,595,041

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
For the three months ended June 30, 2022 (a)
Balance at March 31, 2022	$28	$95,020	$1,689,606	$426,490	$3,507,800	$1,084	$5,720,028
Net income (loss) for period	—	—	—	—	763,293	(4)	763,289
Other comprehensive loss	—	—	—	(2,658,084)	—	—	(2,658,084)
Share-based compensation	—	—	824	—	—	—	824
Issuance of common stock	—	94	1,210	—	—	—	1,304
Treasury stock acquired, common	—	(4,945)	(184,039)	—	—	—	(188,984)
Dividends on preferred stock	—	—	—	—	(10,919)	—	(10,919)
Contributions from noncontrolling interests	—	—	—	—	—	89	89

Balance at June 30, 2022	$28	$90,169	$1,507,601	$(2,231,594)	$4,260,174	$1,169	$3,627,547

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
For the six months ended June 30, 2023
Balance at December 31, 2022	$28	$84,810	$1,325,316	$(3,746,230)	$4,685,593	$21,233	$2,370,750
Net income (loss) for period	—	—	—	—	199,369	(114)	199,255
Other comprehensive income	—	—	—	320,982	—	—	320,982
Share-based compensation	—	—	20,877	—	—	—	20,877
Issuance of common stock	—	506	(1,373)	—	—	—	(867)
Treasury stock acquired, common	—	(7,268)	(288,857)	—	—	—	(296,125)
Dividends on preferred stock	—	—	—	—	(21,838)	—	(21,838)
Contributions from noncontrolling interests	—	—	—	—	—	2,007	2,007

Balance at June 30, 2023	$28	$78,048	$1,055,963	$(3,425,248)	$4,863,124	$23,126	$2,595,041

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
For the six months ended June 30, 2022 (a)
Balance at December 31, 2021	$28	$92,514	$1,614,374	$3,192,547	$2,839,254	$—	$7,738,717
Net income (loss) for period	—	—	—	—	1,442,758	(4)	1,442,754
Other comprehensive loss	—	—	—	(5,424,141)	—	—	(5,424,141)
Share-based compensation	—	—	6,420	—	—	—	6,420
Issuance of common stock	—	7,052	245,790	—	—	—	252,842
Treasury stock acquired, common	—	(9,397)	(358,983)	—	—	—	(368,380)
Dividends on preferred stock	—	—	—	—	(21,838)	—	(21,838)
Contributions from noncontrolling interests	—	—	—	—	—	1,173	1,173

Balance at June 30, 2022	$28	$90,169	$1,507,601	$(2,231,594)	$4,260,174	$1,169	$3,627,547

(a)	Certain prior period amounts have been recast. See Note 1 - Significant Accounting Policies for more information.

See accompanying notes to unaudited consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022 (a)
Operating activities
Net income	$199,255	$1,442,754
Adjustments to reconcile net income to net cash provided by operating activities:
Interest sensitive and index product benefits	180,298	428,263
Amortization of deferred sales inducements	93,552	89,781
Annuity product charges	(134,233)	(107,869)
Change in fair value of embedded derivatives	618,204	(2,279,633)
Change in traditional life and accident and health insurance reserves	(8,664)	(57,896)
Policy acquisition costs deferred	(205,683)	(105,290)
Amortization of deferred policy acquisition costs	136,711	145,454
Provision for depreciation and other amortization	3,921	10,264
Amortization of discounts and premiums on investments	31,785	(4,711)
Realized gains/losses on investments	52,466	46,399
Distributions from equity method investments	40,845	2,204
Change in fair value of derivatives	(288,629)	983,700
Deferred income taxes	59,643	381,964
Share-based compensation	20,877	6,420
Change in accrued investment income	9,455	(47,442)
Change in income taxes recoverable/payable	(180)	31,345
Change in other assets	(204,847)	(29,655)
Change in other policy funds and contract claims	(313,591)	293,303
Change in market risk benefits, net	36,864	(116,966)
Change in collateral held for derivatives	619,829	(1,051,808)
Change in funds withheld from reinsurers	943,237	213,493
Change in other liabilities	1,364,474	78,642
Other	(8,098)	(40,346)

Net cash provided by operating activities	3,247,491	312,370

Investing activities
Sales, maturities, or repayments of investments:
Fixed maturity securities, available for sale	5,105,068	3,456,943
Mortgage loans on real estate	556,786	1,082,235
Real estate investments sold	1,842	—
Derivative instruments	124,339	373,481
Other investments	969,525	354,056
Acquisitions of investments:
Fixed maturity securities, available for sale	(3,175,094)	(4,883,166)
Mortgage loans on real estate	(1,091,795)	(1,664,966)
Real estate investments acquired	(231,575)	(361,820)
Derivative instruments	(472,354)	(393,783)
Other investments	(1,191,870)	(589,861)
Purchases of property, furniture and equipment	(13,567)	(8,327)

Net cash provided by (used in) investing activities	581,305	(2,635,208)

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2023	2022 (a)
Financing activities
Receipts credited to annuity policyholder account balances	$3,371,142	$1,666,306
Coinsurance deposits	(512,172)	45,108
Return of annuity policyholder account balances	(3,249,645)	(2,449,267)
Repayment of loan payable	(3,749)	—
Acquisition of treasury stock	(296,125)	(368,380)
Proceeds from issuance of common stock, net	(867)	252,842
Change in checks in excess of cash balance	(34,554)	(23,690)
Dividends paid on preferred stock	(21,838)	(21,838)

Net cash used in financing activities	(747,808)	(898,919)

Increase (decrease) in cash and cash equivalents	3,080,988	(3,221,757)
Cash and cash equivalents at beginning of period	1,919,669	4,508,982

Cash and cash equivalents at end of period	$5,000,657	$1,287,225

Supplemental disclosures of cash flow information
Cash paid during period for:
Interest expense	$18,026	$1,250
Income taxes	1,899	—
Income tax refunds received	53	—
Non-cash operating activity:
Deferral of sales inducements	182,123	23,446

(a)	Certain prior period amounts have been recast. See Note 1 - Significant Accounting Policies for more information.

See accompanying notes to unaudited consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023

(Unaudited)

1. Significant Accounting Policies

Consolidation and Basis of Presentation

The accompanying consolidated financial statements of American Equity Investment Life Holding Company (“we”, “us”, “our” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. The consolidated financial statements include variable interest entities (“VIE”) in which we are the primary beneficiary. All of the adjustments in the consolidated financial statements are normal recurring items which are necessary to present fairly our financial position and results of operations on a basis consistent with the prior audited consolidated financial statements. Operating results for the three and six month periods ended June 30, 2023 are not necessarily indicative of the results that may be expected for any other period, including for the year ended December 31, 2023. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements requires management estimates and assumptions using subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Our actual results could differ from these estimates. For further information related to a description of areas of judgment and estimates and other information necessary to understand our financial position and results of operations, refer to the audited consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Adopted Accounting Pronouncements

Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (“ASU”) on troubled debt restructurings (“TDR”) and vintage disclosures related to current period gross write-offs and recoveries. This guidance eliminates the accounting guidance for TDRs by creditors and enhances disclosure requirements for certain refinancing and restructuring of loans by creditors when a borrower is experiencing financial difficulty. The guidance also requires companies to disclosure current-period gross write-offs by year of origination for financing receivables and net investments in leases. This ASU was adopted on January 1, 2023 and will be applied prospectively. This guidance did not have a material impact on our consolidated financial statements.

Targeted Improvements to the Accounting for Long-Duration Insurance Contracts

In August 2018, the FASB issued an ASU that revises certain aspects of the measurement models and disclosure requirements for long duration insurance and investment contracts. The FASB’s objective in issuing this ASU is to improve, simplify, and enhance the accounting for long-duration contracts. The revisions include updating cash flow assumptions in the calculation of the liability for traditional life products, introducing the term ‘market risk benefit’ (“MRB”) and requiring all contract features meeting the definition of an MRB to be measured at fair value with the change in fair value recognized in net income excluding the change in fair value related to our own-credit risk which is recognized in AOCI and simplifying the method used to amortize deferred policy acquisition costs and deferred sales inducements to a constant level basis over the expected term of the related contracts rather than based on actual and estimated gross profits and enhancing disclosure requirements. While this ASU was effective for us January 1, 2023, the transition date (the remeasurement date) was January 1, 2021. We adopted the guidance for the liability for future policyholder benefits, deferred acquisition costs, and deferred sales inducements on a modified retrospective basis such that those balances were adjusted to conform to ASU 2018-12 on January 1, 2021. The guidance for market risk benefits was applied retrospectively. Below are the transition date impacts for each of these items.

Liability for Future Policy Benefits for Payout Annuity With Life Contingency
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$337,467
Adjustment to opening retained earnings for expected future policy benefits	2,566
Adjustment for the effect of remeasurement of liability at current single A rate	68,717

Post adoption 1/1/2021 balance	$408,750

Market Risk Benefit Liability
(Dollars in thousands)
Pre-adoption 1/1/2021 carrying amount for features now classified as MRBs	$2,547,231
Adjustment for the removal of shadow adjustments	(584,636)
Adjustment for the cumulative effect of the changes in the instrument-specific credit risk between the original contract issuance date and the transition date	229,108
Adjustment for the remaining difference between previous carrying amount and fair value measurement for the MRB, exclusive of the instrument specific credit risk	33,781

Post adoption 1/1/2021 MRB balance	$2,225,484

Ceded Market Risk Benefit (a)
(Dollars in thousands)
Pre-adoption 1/1/2021 carrying amount for features now classified as MRBs	$62,108
Adjustment for the difference between previous carrying amount and fair value measurement for the MRB, exclusive of the instrument specific credit risk	27,230

Post adoption 1/1/2021 ceded MRB balance	$89,338

(a)	The ceded market risk benefit is recognized in coinsurance deposits on the Consolidated Balance Sheets.

Deferred Policy Acquisition Costs
Fixed Index Annuities and Fixed Rate Annuities
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$2,225,199
Adjustments for the removal of shadow adjustments	1,183,306

Post adoption 1/1/2021 balance	$3,408,505

Deferred Sales Inducements
Fixed Index Annuities and Fixed Rate Annuities
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$1,448,375
Adjustments for the removal of shadow adjustments	768,310

Post adoption 1/1/2021 balance	$2,216,685

For deferred acquisition costs, the Company removed shadow adjustments previously recorded in accumulated other comprehensive income for the impact of unrealized gains and losses that were included in the pre-ASU 2018-12 expected gross profits amortization calculation as of the transition date.

As a result of the adoption of ASU 2018-12, the Company decreased beginning retained earnings by $7.2 million and increased accumulated other comprehensive income by $1.8 billion as of January 1, 2021.

Certain amounts in the prior years’ consolidated financial statements and related footnotes thereto have been recast, to the extent impacted by ASU 2018-12, to conform to the new guidance.

Market Risk Benefits Accounting Policy

Market risk benefits (MRBs) are contracts or contract features that both provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. We issue certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum death benefits (GMDB) that are MRBs.

MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models that include a risk margin and incorporate a spread for our instrument specific credit risk. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and is used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder.

The MRB assets and liabilities are presented separately on the Consolidated Balance Sheets. The ceded MRB assets are presented in coinsurance deposits on the Consolidated Balance Sheets. Changes in fair value of the MRB are recognized in market risk benefits (gains) losses on the Consolidated Statements of Operations each period with the exception of the portion of the change in fair value related to a changes in our nonperformance risk, which is recognized in other comprehensive income (OCI). See Note 8 - Policyholder Liabilities for more information on MRBs.

Deferred Policy Acquisition Costs (DAC) and Deferred Sales Inducements (DSI) Accounting Policy

The Company incurs costs in connection with acquiring new and renewal business. The portion of these costs which are incremental and direct to the acquisition of a new or renewal policy are deferred as they are incurred. DAC and DSI are amortized on a constant level basis over the expected term of the contracts based on projected policy counts. Contracts are grouped consistent with the grouping used in the estimating of the liability. The assumptions used in the calculation of DAC and DSI include full surrenders, partial withdrawals, mortality, utilization and reset assumptions associated with lifetime income benefit riders, and the option budget assumption. If the actual experience is different from our expectations, the amortization pattern is adjusted prospectively. See Note 7 - Deferred Policy Acquisition Costs and Deferred Sales Inducements for more information on DAC and DSI.

Liability for Future Policy Benefits Accounting Policy

A liability for future policy benefits is recorded for our traditional limited-payment insurance contracts and is generally equal to the present value of expected future policy benefit payments. The present value calculation uses assumptions for mortality, morbidity, termination, and expense. The contracts are grouped into cohorts based on issue year and product type.

The liability for future policy benefits is discounted using an upper-medium grade fixed-income instrument yield that reflects the duration characteristics of the liabilities and maximizes the use of observable data. The discount rate is updated each reporting period and any changes in the liability resulting from changes in the upper medium grade fixed income instrument yield are recognized in AOCI. Any changes to the liability as a result of assumption changes will be recognized as remeasurement gains (losses) in insurance policy benefits and change in future policy benefits in the Consolidated Statement of Operations. See Note 8 - Policyholder Liabilities for more information on the liability for future policy benefits.

ASU 2018-12 also requires disaggregated roll forwards for the liability for future policy benefits, MRBs, DAC and DSI. We disaggregated the roll forwards by product type consistent with how we internally view our business.

2. Fair Values of Financial Instruments

The following sets forth a comparison of the carrying amounts and fair values of our financial instruments:

	June 30, 2023		December 31, 2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(Dollars in thousands)
Assets
Fixed maturity securities, available for sale	$38,680,457	$38,680,457	$39,804,617	$39,804,617
Mortgage loans on real estate	7,373,609	6,900,291	6,949,027	6,502,463
Real estate investments	1,158,772	1,158,772	1,056,063	1,056,063
Limited partnerships and limited liability companies	1,069,965	1,069,965	684,835	684,835
Derivative instruments	1,131,597	1,131,597	431,727	431,727
Other investments	1,412,939	1,412,939	1,817,085	1,817,085
Cash and cash equivalents	5,000,657	5,000,657	1,919,669	1,919,669
Coinsurance deposits	14,247,284	13,362,371	13,254,956	12,640,797
Market risk benefits	234,470	234,470	229,871	229,871

Liabilities
Policy benefit reserves	59,503,416	55,933,419	58,419,911	55,572,896
Market risk benefits	2,673,272	2,673,272	2,455,492	2,455,492
Single premium immediate annuity (SPIA) benefit reserves	201,539	210,273	212,119	221,130
Other policy funds - FHLB	—	—	300,000	300,000
Notes and loan payable	788,754	774,860	792,073	774,220
Subordinated debentures	78,927	88,388	78,753	87,293

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The objective of a fair value measurement is to determine that price for each financial instrument at each measurement date. We meet this objective using various methods of valuation that include market, income and cost approaches.

We categorize our financial instruments into three levels of fair value hierarchy based on the priority of inputs used in determining fair value. The hierarchy defines the highest priority inputs (Level 1) as quoted prices in active markets for identical assets or liabilities. The lowest priority inputs (Level 3) are our own assumptions about what a market participant would use in determining fair value such as estimated future cash flows. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. We categorize financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

Level 1	–	Quoted prices are available in active markets for identical financial instruments as of the reporting date. We do not adjust the quoted price for these financial instruments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2	–	Quoted prices in active markets for similar financial instruments, quoted prices for identical or similar financial instruments in markets that are not active; and models and other valuation methodologies using inputs other than quoted prices that are observable.

Level 3	–	Models and other valuation methodologies using significant inputs that are unobservable for financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in Level 3 are securities for which no market activity or data exists and for which we used discounted expected future cash flows with our own assumptions about what a market participant would use in determining fair value.

NAV	–	Our consolidated limited partnership funds are typically measured using NAV as a practical expedient in determining fair value and are not classified in the fair value hierarchy. Our carrying value reflects our pro rata ownership percentage as indicated by NAV in the investment fund financial statements and is recorded on a quarter lag due to the timing of when financial statements are available.

Transfers of securities among the levels occur at times and depend on the type of inputs used to determine fair value of each security. We record transfers between levels as of the beginning of the reporting period.

Our assets and liabilities which are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022 are presented below based on the fair value hierarchy levels:

	Total Fair Value	NAV	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Dollars in thousands)
June 30, 2023
Assets
Fixed maturity securities, available for sale:
U.S. Government and agencies	$175,462	$—	$29,718	$145,744	$—
States, municipalities and territories	3,261,359	—	—	3,132,056	129,303
Foreign corporate securities and foreign governments	573,917	—	—	573,917	—
Corporate securities	22,069,209	—	—	21,818,072	251,137
Residential mortgage backed securities	1,473,297	—	—	1,473,297	—
Commercial mortgage backed securities	3,553,618	—	—	3,553,618	—
Other asset backed securities	7,573,595	—	—	6,830,671	742,924
Other investments	932,242	—	376,022	532,976	23,244
Real estate investments	1,158,772	—	—	—	1,158,772
Limited partnerships and limited liability companies	1,069,965	918,925	—	—	151,040
Derivative instruments	1,131,597	—	—	1,131,597	—
Cash and cash equivalents	5,000,657	—	5,000,657	—	—
Market risk benefits (a)	234,470	—	—	—	234,470

	$48,208,160	$918,925	$5,406,397	$39,191,948	$2,690,890

Liabilities
Funds withheld liability - embedded derivative	$(397,234)	$—	$—	$—	$(397,234)
Fixed index annuities - embedded derivatives	5,014,697	—	—	—	5,014,697
Market risk benefits (a)	2,673,272	—	—	—	2,673,272

	$7,290,735	$—	$—	$—	$7,290,735

December 31, 2022
Assets
Fixed maturity securities, available for sale:
U.S. Government and agencies	$169,071	$—	$26,184	$142,887	$—
States, municipalities and territories	3,822,982	—	—	3,822,982	—
Foreign corporate securities and foreign governments	676,852	—	—	676,852	—
Corporate securities	24,161,921	—	—	23,759,573	402,348
Residential mortgage backed securities	1,377,611	—	—	1,377,611	—
Commercial mortgage backed securities	3,687,478	—	—	3,687,478	—
Other asset backed securities	5,908,702	—	—	5,465,784	442,918
Other investments	1,013,297	—	398,280	615,017	—
Real estate investments	940,559	—	—	—	940,559
Limited partnerships and limited liability companies	684,835	620,626	—	—	64,209
Derivative instruments	431,727	—	—	431,727	—
Cash and cash equivalents	1,919,669	—	1,919,669	—	—
Market risk benefits (a)	229,871	—	—	—	229,871

	$45,024,575	$620,626	$2,344,133	$39,979,911	$2,079,905

Liabilities
Funds withheld liability - embedded derivative	$(441,864)	$—	$—	$—	$(441,864)
Fixed index annuities - embedded derivatives	4,820,845	—	—	—	4,820,845
Market risk benefits (a)	2,455,492	—	—	—	2,455,492

	$6,834,473	$—	$—	$—	$6,834,473

(a)

See Note 8 - Policyholder Liabilities for additional information related to market risk benefits, including the balances of and changes in market risk benefits as well as significant inputs and assumptions used in the fair value measurements of market risk benefits.

The following methods and assumptions were used in estimating the fair values of financial instruments during the periods presented in these consolidated financial statements.

Fixed maturity securities

The fair values of fixed maturity securities in an active and orderly market are determined by utilizing independent pricing services. The independent pricing services incorporate a variety of observable market data in their valuation techniques, including:

•	reported trading prices,

•	benchmark yields,

•	broker-dealer quotes,

•	benchmark securities,

•	bids and offers,

•	credit ratings,

•	relative credit information, and

•	other reference data.

The independent pricing services also take into account perceived market movements and sector news, as well as a security’s terms and conditions, including any features specific to that issue that may influence risk and marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary.

The independent pricing services provide quoted market prices when available. Quoted prices are not always available due to market inactivity. When quoted market prices are not available, the third parties use yield data and other factors relating to instruments or securities with similar characteristics to determine fair value for securities that are not actively traded. We generally obtain one value from our primary external pricing service. In situations where a price is not available from this service, we may obtain quotes or prices from additional parties as needed. Market indices of similar rated asset class spreads are considered for valuations and broker indications of similar securities are compared. Inputs used by the broker include market information, such as yield data and other factors relating to instruments or securities with similar characteristics. Valuations and quotes obtained from third party commercial pricing services are non-binding and do not represent quotes on which one may execute the disposition of the assets.

We validate external valuations at least quarterly through a combination of procedures that include the evaluation of methodologies used by the pricing services, comparison of the prices to a secondary pricing source, analytical reviews and performance analysis of the prices against trends, and maintenance of a securities watch list. Additionally, as needed we utilize discounted cash flow models or perform independent valuations on a case-by-case basis using inputs and assumptions similar to those used by the pricing services. Although we do identify differences from time to time as a result of these validation procedures, we did not make any significant adjustments as of June 30, 2023 and December 31, 2022.

Fixed maturity security valuations that include at least one significant unobservable input are reflected in Level 3 in the fair value hierarchy and can include fixed maturity securities across all asset classes. Quantitative information about the significant unobservable inputs used are provided below for fixed maturity securities that were either valued internally or were valued by a third party and the inputs were reasonably available. The fair value of corporate securities that utilized at least one significant unobservable input was $85.7 million and $84.7 million as of June 30, 2023 and December 31, 2022, respectively. A discounted cash flow methodology was utilized in the valuation, which included an unobservable liquidity premium of 20 basis points being incorporated along with other observable market data. The fair value of other asset backed securities that utilized at least one significant unobservable input was $595.0 million and $296.8 million as of June 30, 2023 and December 31, 2022, respectively. A discounted cash flow methodology was utilized in the valuation, which included unobservable discount rates and weighted average lives being incorporated along with other observable market data. At June 30, 2023, the discount rates used in the fair value calculations ranged from 5.50% to 9.99% with a weighted average rate of 6.38%. The weighted average lives used in the fair value calculations ranged from 1.26 years to 12.60 years with a weighted average of 7.59 years. At December 31, 2022, the discount rates used in the fair value calculations ranged from 4.04% to 28.58% with a weighted average rate of 4.36%. The weighted average lives used in the fair value calculations ranged from 8.79 years to 12.48 years with an average of 9.29 years.

Mortgage loans on real estate

Mortgage loans on real estate are not measured at fair value on a recurring basis. The fair values of mortgage loans on real estate are calculated using discounted expected cash flows using competitive market interest rates currently being offered for similar loans. The fair values of impaired mortgage loans on real estate that we have considered to be collateral dependent are based on the fair value of the real estate collateral (based on appraised values) less estimated costs to sell. The inputs utilized to determine fair value of all mortgage loans are unobservable market data (competitive market interest rates); therefore, fair value of mortgage loans falls into Level 3 in the fair value hierarchy.

Real estate investments

The fair values of residential real estate investments held through consolidation of investment company VIEs are initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Under the discounted cash flow method, net operating income is forecasted assuming a 10-year hold period commencing as of the valuation date. An additional year is forecasted in order to determine the residual sale price at the end of the hold period, using a residual (terminal) capitalization rate. The significant inputs into the fair value calculation under the discounted cash flow method include the residual capitalization rate and discount rate. These inputs are unobservable market data; therefore, fair value of residential real estate investments falls into Level 3 in the fair value hierarchy. As of June 30, 2023, the residual capitalization rates used in the fair value calculations ranged from 4.75% to 6.50% with an average rate of 5.42%. As of December 31, 2022, the residual capitalization rates used in the fair value calculations ranged from 4.75% to 6.50% with an average rate of 5.44%. As of June 30, 2023, the discount rates used in the fair value calculations ranged from 6.00% to 7.88% with an average rate of 6.87%. As of December 31, 2022, the discount rates used in the fair value calculations ranged from 6.00% to 8.00% with an average rate of 6.91%.

Limited partnerships and limited liability companies

Two of our consolidated variable interest entities, which are fair valued on a recurring basis, invest in limited liability companies that invest in operating entities which hold multifamily real estate properties. The fair value of these variable interest entities were $51.0 million and $64.2 million as of June 30, 2023 and December 31, 2022, respectively, and falls within Level 3 of the fair value hierarchy. The fair value of the limited liability companies was obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. As of June 30, 2023, the residual capitalization rates used in the fair value calculations of the underlying real estate ranged from 4.48% to 4.63% with a weighted average rate of 4.55%. As of December 31, 2022, the residual capitalization rates used in the fair value calculations of the underlying real estate ranged from 4.25% to 4.75% with a weighted average rate of 4.46%. As of June 30, 2023, the discount rates used in the fair value calculations of the underlying real estate ranged from 6.50% to 9.25% with a weighted average rate of 8.03%. As of December 31, 2022, the discount rates used in the fair value calculations of the underlying real estate ranged from 5.75% to 6.00% with a weighted average rate of 5.86%. The fair value of this investment falls within Level 3 of the fair value hierarchy.

During the year, we purchased an investment in an infrastructure limited liability company through a consolidated VIE that is measured at fair value on a recurring basis. There have been no significant changes to inputs since the purchase date, and therefore, the cost to purchase the investment of $100 million approximates fair value as of June 30, 2023, and falls within Level 3 of the fair value hierarchy.

Each of our consolidated limited partnership funds, which are measured using NAV as a practical expedient, are closed-end funds that invest in infrastructure credit assets and tech-centric middle-market loans, respectively. Redemptions are not allowed until the funds’ termination dates and liquidations begin. As of June 30, 2023 and December 31, 2022, our unfunded commitments for our consolidated limited partnership funds were $605.8 million and $926.3 million, respectively.

Derivative instruments

The fair values of our call options are based upon the amount of cash that we will receive to settle each derivative instrument on the reporting date. These amounts are determined by our investment team using industry accepted valuation models and are adjusted for the nonperformance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The nonperformance risk for each counterparty is based upon its credit default swap rate. We have no performance obligations related to the call options purchased to fund our fixed index annuity policy liabilities.

The fair values of our pay fixed/receive float interest rate swaps are determined using internal valuation models that generate discounted expected future cash flows by constructing a projected Secured Overnight Financing Rate (SOFR) curve over the term of the swap.

Other investments

Certain financial instruments included in other investments are measured at fair value on a recurring basis. The fair value for these investments are determined using the same methods discussed above for fixed maturity securities. The fair value of other investments that utilized at least one significant unobservable input was $23.2 million and $0 as of June 30, 2023 and December 31, 2022, respectively and are included in Level 3 of the fair value hierarchy. For these other investments, a discounted cash flow methodology was utilized in the valuation, which included unobservable discount rates and weighted average lives being incorporated along with other observable market data. At June 30, 2023, the discount rate used in the fair value calculation was 25.0% and the weighted average lives ranged from 11.50 years to 12.41 years with a weighted average of 11.98 years.

Financial instruments included in other investments that are not measured at fair value on a recurring basis are FHLB common stock, short-term loans, collateral loans and company owned life insurance (“COLI”). FHLB common stock is carried at cost which approximates fair value. FHLB common stock was $10.0 million and $22.0 million as of June 30, 2023 and December 31, 2022, respectively, and falls within Level 2 of the fair value hierarchy. Due to the short-term nature of the investments, the fair value of a portion of our short-term loans approximates the carrying value. We had no short-term loans as of June 30, 2023. The fair value of short-term loans was $316.4 million as of December 31, 2022. Our short-term loans fall within Level 2 of the fair value hierarchy. For our collateral loans, we have concluded the carrying value approximates fair value and falls within Level 2 of the fair value hierarchy. The fair value of collateral loans was $64.6 million as of June 30, 2023 and December 31, 2022. The fair value of our COLI approximates the cash surrender value of the policies and falls within Level 2 of the fair value hierarchy. The fair value of COLI was $401.8 million and $397.7 million as of June 30, 2023 and December 31, 2022, respectively.

Cash and cash equivalents

Amounts reported in the consolidated balance sheets for these instruments are reported at their historical cost which approximates fair value due to the nature of the assets assigned to this category.

Policy benefit reserves, coinsurance deposits and SPIA benefit reserves

The fair values of the liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. We are not required to and have not estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value. Policy benefit reserves, coinsurance deposits and SPIA benefit reserves without life contingencies are not measured at fair value on a recurring basis. SPIA benefit reserves without life contingencies are recognized in other policy funds and contract claims on the Consoldiated Balance Sheets. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.

Other policy funds - FHLB

The fair values of the Company’s funding agreements with the FHLB are estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with similar maturities.

Notes and loan payable

The fair value of our senior unsecured notes is based upon quoted market prices. The carrying value of the term loan approximates fair value as the interest rate is reset on a quarterly basis utilizing SOFR adjusted for a credit spread. Both of these are categorized as Level 2 within the fair value hierarchy, and are not remeasured at fair value on a recurring basis.

Subordinated debentures

Fair values for subordinated debentures are estimated using discounted cash flow calculations based principally on observable inputs including our incremental borrowing rates, which reflect our credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued. These fair values are categorized as Level 2 within the fair value hierarchy. Subordinated debentures are not measured at fair value on a recurring basis.

Funds withheld liability - embedded derivative

We estimate the fair value of the embedded derivative based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.

Fixed index annuities - embedded derivatives

We estimate the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for our nonperformance risk related to those liabilities. The projections of policy contract values are based on our best estimate assumptions for future policy growth and future policy decrements. Our best estimate assumptions for future policy growth include assumptions for the expected index credit on the next policy anniversary date which are derived from the fair values of the underlying call options purchased to fund such index credits and the expected costs of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary. The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.

Within this determination we have the following significant unobservable inputs: 1) the expected cost of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary and 2) our best estimates for future policy decrements, primarily lapse, partial withdrawal and mortality rates. As of both June 30, 2023 and December 31, 2022, we utilized an estimate of 2.40% for the expected cost of annual call options, which is based on estimated long-term account value growth and a historical review of our actual option costs.

Our best estimate assumptions for lapse, partial withdrawal and mortality rates are based on our actual experience and our outlook as to future expectations for such assumptions. These assumptions are reviewed on a quarterly basis and are updated as our experience develops and/or as future expectations change. The following table presents average lapse rate and partial withdrawal rate assumptions, by contract duration, used in estimating the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each reporting date:

	Average Lapse Rates		Average Partial Withdrawal Rates
Contract Duration (Years)	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
1 - 5	2.07%	2.17%	1.87%	1.86%
6 - 10	3.38%	3.28%	1.95%	1.97%
11 - 15	3.58%	3.63%	1.81%	1.86%
16 - 20	10.44%	8.55%	2.89%	2.96%
20+	4.92%	4.90%	1.82%	1.81%

Lapse rates are generally expected to increase as surrender charge percentages decrease for policies without a lifetime income benefit rider. Lapse expectations reflect a significant increase in the year in which the surrender charge period on a contract ends.

The following table provides a reconciliation of the beginning and ending balances for our Level 3 assets and liabilities, which are measured at fair value on a recurring basis using significant unobservable inputs for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands)
Fixed maturity securities, available for sale - States, municipalities and territories
Beginning balance	$97,659	$—	$—	$—
Purchases and sales, net	—	—	—	—
Transfers in	11,164	77,726	108,823	77,726
Transfers out	—	—	—	—
Total realized/unrealized gains (losses)
Included in net income	—	—	—	—
Included in other comprehensive income (loss)	20,480	—	20,480	—

Ending balance	$129,303	$77,726	$129,303	$77,726

Fixed maturity securities, available for sale - Corporate securities
Beginning balance	$375,297	$—	$402,348	$—
Purchases and sales, net	—	—	(26,278)	—
Transfers in	49,326	—	49,673	—
Transfers out	(172,174)	—	(172,174)	—
Total realized/unrealized gains (losses):
Included in net income	—	—	—	—
Included in other comprehensive income (loss)	(1,312)	—	(2,432)	—

Ending balance	$251,137	$—	$251,137	$—

Fixed maturity securities, available for sale - Other asset backed securities
Beginning balance	$808,228	$—	$442,918	$—
Purchases and sales, net	—	—	227,032	—
Transfers in	—	64,550	130,502	64,550
Transfers out	(20,817)	—	(20,817)	—
Total realized/unrealized gains (losses):
Included in net income	—	—	—	—
Included in other comprehensive income (loss)	(44,487)	—	(36,711)	—

Ending balance	$742,924	$64,550	$742,924	$64,550

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands)
Other investments
Beginning balance	$—	$3,867	$—	$6,349
Transfers in	9,821	—	9,821	—
Transfers out	—	(3,867)	—	(3,867)
Total realized/unrealized gains (losses):
Included in net income	—	—	—	(2,482)
Included in other comprehensive income (loss)	13,423	—	13,423	—

Ending balance	$23,244	$—	$23,244	$—

Real estate investments
Beginning balance	$1,053,631	$510,188	$940,559	$337,939
Purchases and sales, net	108,825	135,478	229,733	303,566
Change in fair value	(3,684)	26,809	(11,520)	30,970

Ending balance	$1,158,772	$672,475	$1,158,772	$672,475

Limited partnerships and limited liability companies
Beginning balance	$164,327	$—	$64,209	$—
Purchases and sales, net	3,339	—	97,476	—
Change in fair value	(16,626)	—	(10,645)	—

Ending balance	$151,040	$—	$151,040	$—

Funds withheld liability - embedded derivative
Beginning balance	$(377,484)	$—	$(441,864)	$—
Transfers in	—	—	—	—
Change in fair value	(19,750)	—	44,630	—

Ending balance	$(397,234)	$—	$(397,234)	$—

Fixed index annuities - embedded derivatives
Beginning balance	$4,905,133	$6,770,915	$4,820,845	$7,964,961
Premiums less benefits	(32,309)	(50,594)	(153,490)	63,483
Change in fair value, net	141,873	(884,009)	347,342	(2,192,132)

Ending balance	$5,014,697	$5,836,312	$5,014,697	$5,836,312

Transfers into and out of Level 3 during the three and six months ended June 30, 2023 and 2022 were primarily the result of changes in observable pricing information.

The fair value of our fixed index annuities embedded derivatives is net of coinsurance ceded of $1,195.9 million and $1,173.4 million as of June 30, 2023 and December 31, 2022, respectively. Change in fair value, net for each period in our embedded derivatives is included in Change in fair value of embedded derivatives in the Consolidated Statements of Operations.

Certain derivatives embedded in our fixed index annuity contracts are our most significant financial instrument measured at fair value that are categorized as Level 3 in the fair value hierarchy. The contractual obligations for future annual index credits within our fixed index annuity contracts are treated as a “series of embedded derivatives” over the expected life of the applicable contracts. We estimate the fair value of these embedded derivatives at each valuation date by the method described above under fixed index annuities - embedded derivatives. The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.

The most sensitive assumption in determining policy liabilities for fixed index annuities is the rates used to discount the excess projected contract values. As indicated above, the discount rate reflects our nonperformance risk. If the discount rates used to discount the excess projected contract values at June 30, 2023, were to increase by 100 basis points, the fair value of the embedded derivatives would decrease by $347.7 million recorded through operations as a decrease in the change in fair value of embedded derivatives. A decrease by 100 basis points in the discount rates used to discount the excess projected contract values would increase the fair value of the embedded derivatives by $400.2 million recorded through operations as an increase in the change in fair value of embedded derivatives.

3. Investments

At June 30, 2023 and December 31, 2022, the amortized cost and fair value of fixed maturity securities were as follows:

	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses (2)	Allowance for Credit Losses	Fair Value

	(Dollars in thousands)
June 30, 2023
Fixed maturity securities, available for sale:
U.S. Government and agencies	$179,087	$66	$(3,691)	$—	$175,462
States, municipalities and territories	3,706,837	25,316	(470,794)	—	3,261,359
Foreign corporate securities and foreign governments	649,101	3,491	(78,675)	—	573,917
Corporate securities	25,268,072	123,687	(3,319,418)	(3,132)	22,069,209
Residential mortgage backed securities	1,593,824	7,650	(128,110)	(67)	1,473,297
Commercial mortgage backed securities	4,041,901	609	(488,892)	—	3,553,618
Other asset backed securities	7,884,193	13,330	(322,981)	(947)	7,573,595

	$43,323,015	$174,149	$(4,812,561)	$(4,146)	$38,680,457

December 31, 2022
Fixed maturity securities, available for sale:
U.S. Government and agencies	$173,638	$70	$(4,637)	$—	$169,071
States, municipalities and territories	4,356,251	41,565	(574,834)	—	3,822,982
Foreign corporate securities and foreign governments	748,770	11,661	(83,579)	—	676,852
Corporate securities	27,706,440	146,065	(3,687,370)	(3,214)	24,161,921
Residential mortgage backed securities	1,492,242	11,870	(126,368)	(133)	1,377,611
Commercial mortgage backed securities	4,098,755	493	(411,770)	—	3,687,478
Other asset backed securities	6,289,923	14,068	(395,289)	—	5,908,702

	$44,866,019	$225,792	$(5,283,847)	$(3,347)	$39,804,617

(1)	Amortized cost excludes accrued interest receivable of $416.5 million and $425.4 million as of June 30, 2023 and December 31, 2022, respectively.
(2)	Gross unrealized losses are net of allowance for credit losses.

The amortized cost and fair value of fixed maturity securities at June 30, 2023, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. All of our mortgage and other asset backed securities provide for periodic payments throughout their lives and are shown below as separate lines.

	Available for sale
	Amortized Cost	Fair Value

	(Dollars in thousands)
Due in one year or less	$681,287	$668,827
Due after one year through five years	6,111,532	5,857,320
Due after five years through ten years	5,588,456	5,069,920
Due after ten years through twenty years	8,060,065	7,137,892
Due after twenty years	9,361,757	7,345,988

	29,803,097	26,079,947
Residential mortgage backed securities	1,593,824	1,473,297
Commercial mortgage backed securities	4,041,901	3,553,618
Other asset backed securities	7,884,193	7,573,595

	$43,323,015	$38,680,457

Net unrealized losses on investments reported as a separate component of stockholders’ equity were comprised of the following:

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Net unrealized losses on investments	$(4,630,762)	$(5,065,422)
Deferred income tax valuation allowance reversal	22,534	22,534
Deferred income tax expense	972,162	1,063,441

Net unrealized losses reported as accumulated other comprehensive loss	$(3,636,066)	$(3,979,447)

The National Association of Insurance Commissioners (“NAIC”) assigns designations to fixed maturity securities. These designations range from Class 1 (highest quality) to Class 6 (lowest quality). In general, securities are assigned a designation based upon the ratings they are given by the Nationally Recognized Statistical Rating Organizations (“NRSRO’s”). The NAIC designations are utilized by insurers in preparing their annual statutory statements. NAIC Class 1 and 2 designations are considered “investment grade” while NAIC Class 3 through 6 designations are considered “non-investment grade.” Based on the NAIC designations, we had 98% of our fixed maturity portfolio rated investment grade at both June 30, 2023 and December 31, 2022, respectively.

The following table summarizes the credit quality, as determined by NAIC designation, of our fixed maturity portfolio as of the dates indicated:

	June 30, 2023		December 31, 2022
NAIC Designation	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in thousands)
1	$26,852,711	$24,130,363	$27,061,903	$24,211,086
2	15,733,173	13,925,216	17,023,157	14,944,131
3	616,104	518,089	595,193	510,392
4	102,614	92,058	109,409	91,495
5	6,765	6,917	61,721	36,738
6	11,648	7,814	14,636	10,775

	$43,323,015	$38,680,457	$44,866,019	$39,804,617

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities (consisting of 4,300 and 4,510 securities, respectively) have been in a continuous unrealized loss position, at June 30, 2023 and December 31, 2022:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses (1)	Fair Value	Unrealized Losses (1)	Fair Value	Unrealized Losses (1)

	(Dollars in thousands)
June 30, 2023
Fixed maturity securities, available for sale:
U.S. Government and agencies	$120,241	$(2,104)	$24,084	$(1,587)	$144,325	$(3,691)
States, municipalities and territories	545,909	(38,329)	2,077,644	(432,465)	2,623,553	(470,794)
Foreign corporate securities and foreign governments	86,734	(4,892)	404,826	(73,783)	491,560	(78,675)
Corporate securities	4,341,434	(232,048)	14,300,847	(3,087,370)	18,642,281	(3,319,418)
Residential mortgage backed securities	845,456	(50,133)	463,440	(77,977)	1,308,896	(128,110)
Commercial mortgage backed securities	573,518	(18,089)	2,888,442	(470,803)	3,461,960	(488,892)
Other asset backed securities	2,010,044	(48,514)	3,641,288	(274,467)	5,651,332	(322,981)

	$8,523,336	$(394,109)	$23,800,571	$(4,418,452)	$32,323,907	$(4,812,561)

December 31, 2022
Fixed maturity securities, available for sale:
U.S. Government and agencies	$160,201	$(4,512)	$908	$(125)	$161,109	$(4,637)
States, municipalities and territories	2,595,122	(537,313)	95,184	(37,521)	2,690,306	(574,834)
Foreign corporate securities and foreign governments	522,826	(76,957)	21,816	(6,622)	544,642	(83,579)
Corporate securities	18,784,181	(3,218,323)	1,411,177	(469,047)	20,195,358	(3,687,370)
Residential mortgage backed securities	992,783	(101,100)	116,388	(25,268)	1,109,171	(126,368)
Commercial mortgage backed securities	2,941,293	(302,513)	651,923	(109,257)	3,593,216	(411,770)
Other asset backed securities	2,561,390	(162,821)	1,924,026	(232,468)	4,485,416	(395,289)

	$28,557,796	$(4,403,539)	$4,221,422	$(880,308)	$32,779,218	$(5,283,847)

(1)	Unrealized losses have not been reduced to reflect the allowance for credit losses of $4.1 million and $3.3 million as of June 30, 2023 and December 31, 2022, respectively.

The unrealized losses at June 30, 2023 are principally related to the timing of the purchases of certain securities, which carry less yield than those available at June 30, 2023. Approximately 98% of the unrealized losses on fixed maturity securities shown in the above table for both June 30, 2023 and December 31, 2022 are on securities that are rated investment grade, defined as being the highest two NAIC designations.

We expect to recover our amortized cost on all securities except for those securities on which we recognized an allowance for credit loss. In addition, because we did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that we would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, we did not write down these investments to fair value through the consolidated statements of operations.

Changes in net unrealized gains/losses on investments for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands)
Fixed maturity securities available for sale carried at fair value	$(398,608)	$(3,443,391)	$434,660	$(7,457,762)

Adjustment for effect on other balance sheet accounts:
Deferred income tax asset/liability	83,707	723,065	(91,279)	1,565,847

	83,707	723,065	(91,279)	1,565,847

Change in net unrealized gains/losses on investments carried at fair value	$(314,901)	$(2,720,326)	$343,381	$(5,891,915)

Proceeds from sales of available for sale fixed maturity securities for the six months ended June 30, 2023 and 2022 were $3.7 billion and $2.1 billion, respectively. Scheduled principal repayments, calls and tenders for available for sale fixed maturity securities for the six months ended June 30, 2023 and 2022 were $1.4 billion and $1.3 billion, respectively.

Net realized losses on investments for the three and six months ended June 30, 2023 and 2022, are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands)
Available for sale fixed maturity securities:
Gross realized gains	$59,056	$507	$85,044	$3,972
Gross realized losses	(36,335)	(24,053)	(80,786)	(26,059)
Net credit loss (provision) release	(46,273)	(5,498)	(47,102)	(12,854)

	(23,552)	(29,044)	(42,844)	(34,941)
Other investments:
Gross realized gains	433	—	2,210	—
Gross realized losses	(4,629)	—	(5,061)	—

	(4,196)	—	(2,851)	—
Mortgage loans on real estate:
Decrease (increase) in allowance for credit losses	5,231	(3,348)	(3,423)	(8,593)
Recovery of specific allowance	—	229	—	229
Loss on sale of mortgage loans	(2,162)	(1,109)	(3,348)	(3,094)

	3,069	(4,228)	(6,771)	(11,458)

	$(24,679)	$(33,272)	$(52,466)	$(46,399)

Realized losses on available for sale fixed maturity securities in 2023 and 2022 were realized primarily due to strategies to reposition the fixed maturity security portfolio that result in improved net investment income, credit risk or duration profiles as they pertain to our asset liability management. Realized gains and losses on sales are determined on the basis of specific identification of investments based on the trade date.

We review and analyze all investments on an ongoing basis for changes in market interest rates and credit deterioration. This review process includes analyzing our ability to recover the amortized cost basis of each investment that has a fair value that is materially lower than its amortized cost and requires a high degree of management judgment and involves uncertainty. The evaluation of securities for credit loss is a quantitative and qualitative process, which is subject to risks and uncertainties.

We have a policy and process to identify securities that could potentially have credit loss. This process involves monitoring market events and other items that could impact issuers. The evaluation includes but is not limited to such factors as:

•	the extent to which the fair value has been less than amortized cost or cost;

•	whether the issuer is current on all payments and all contractual payments have been made as agreed;

•	the remaining payment terms and the financial condition and near-term prospects of the issuer;

•	the lack of ability to refinance due to liquidity problems in the credit market;

•	the fair value of any underlying collateral;

•	the existence of any credit protection available;

•	our intent to sell and whether it is more likely than not we would be required to sell prior to recovery for debt securities;

•	consideration of rating agency actions; and

•	changes in estimated cash flows of mortgage and asset backed securities.

We determine whether an allowance for credit loss should be established for debt securities by assessing pertinent facts and circumstances surrounding each security. Where the decline in fair value of debt securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these investments to have credit loss because we do not intend to sell these investments and it is not more likely than not we will be required to sell these investments before a recovery of amortized cost, which may be maturity.

If we intend to sell a debt security or if it is more likely than not that we will be required to sell a debt security before recovery of its amortized cost basis, credit loss has occurred and the difference between amortized cost and fair value will be recognized as a loss in operations.

If we do not intend to sell and it is not more likely than not we will be required to sell the debt security but also do not expect to recover the entire amortized cost basis of the security, a credit loss would be recognized in operations for the amount of the expected credit loss. We determine the amount of expected credit loss by calculating the present value of the cash flows expected to be collected discounted at each security’s acquisition yield based on our consideration of whether the security was of high credit quality at the time of acquisition. The difference between the present value of expected future cash flows and the amortized cost basis of the security is the amount of credit loss recognized in operations. The recognized credit loss is limited to the total unrealized loss on the security (i.e., the fair value floor).

The determination of the credit loss component of a mortgage backed security is based on a number of factors. The primary consideration in this evaluation process is the issuer’s ability to meet current and future interest and principal payments as contractually stated at time of purchase. Our review of these securities includes an analysis of the cash flow modeling under various default scenarios considering independent third party benchmarks, the seniority of the specific tranche within the structure of the security, the composition of the collateral and the actual default, loss severity and prepayment experience exhibited. With the input of third party assumptions for default projections, loss severity and prepayment expectations, we evaluate the cash flow projections to determine whether the security is performing in accordance with its contractual obligation.

We utilize models from a leading structured product software specialist serving institutional investors. These models incorporate each security’s seniority and cash flow structure. In circumstances where the analysis implies a potential for principal loss at some point in the future, we use the “best estimate” cash flow projection discounted at the security’s effective yield at acquisition to determine the amount of our potential credit loss associated with this security. The discounted expected future cash flows equates to our expected recovery value. Any shortfall of the expected recovery when compared to the amortized cost of the security will be recorded as credit loss.

The determination of the credit loss component of a corporate bond is based on the underlying financial performance of the issuer and their ability to meet their contractual obligations. Considerations in our evaluation include, but are not limited to, credit rating changes, financial statement and ratio analysis, changes in management, significant changes in credit spreads, breaches of financial covenants and a review of the economic outlook for the industry and markets in which they trade. In circumstances where an issuer appears unlikely to meet its future obligation, an estimate of credit loss is determined. Credit loss is calculated using default probabilities as derived from the credit default swaps markets in conjunction with recovery rates derived from independent third party analysis or a best estimate of credit loss. This credit loss rate is then incorporated into a present value calculation based on an expected principal loss in the future discounted at the yield at the date of purchase and compared to amortized cost to determine the amount of credit loss associated with the security.

We do not measure a credit loss allowance on accrued interest receivable as we write off any accrued interest receivable balance to net investment income in a timely manner when we have concerns regarding collectability.

Amounts on available for sale fixed maturities that are deemed to be uncollectible are written off and removed from the allowance for credit loss. A write-off may also occur if we intend to sell a security or when it is more likely than not we will be required to sell the security before the recovery of its amortized cost.

The following table provides a rollforward of the allowance for credit loss:

	Three Months Ended June 30, 2023
	States, Municipalities and Territories	Corporate Securities	Commercial Mortgage Backed Securities	Residential Mortgage Backed Securities	Other Asset Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$—	$1,914	$—	$133	$—	$2,047
Additions for credit losses not previously recorded	—	—	—	—	947	947
Change in allowance on securities with previous allowance	—	1,218	—	(66)	—	1,152
Reduction for securities sold during the period	—	—	—	—	—	—

Ending balance	$—	$3,132	$—	$67	$947	$4,146

	Three Months Ended June 30, 2022
	States, Municipalities and Territories	Corporate Securities	Commercial Mortgage Backed Securities	Residential Mortgage Backed Securities	Other Asset Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$2,009	$3,825	$—	$743	$—	$6,577
Additions for credit losses not previously recorded	—	—	—	295	—	295
Change in allowance on securities with previous allowance	(175)	(82)	—	—	—	(257)
Reduction for securities sold during the period	—	—	—	(428)	—	(428)

Ending balance	$1,834	$3,743	$—	$610	$—	$6,187

	Six Months Ended June 30, 2023
	States, Municipalities and Territories	Corporate Securities	Commercial Mortgage Backed Securities	Residential Mortgage Backed Securities	Other Asset Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$—	$3,214	$—	$133	$—	$3,347
Additions for credit losses not previously recorded	—	—	—	—	947	947
Change in allowance on securities with previous allowance	—	(82)	—	(66)	—	(148)
Reduction for securities sold during the period	—	—	—	—	—	—

Ending balance	$—	$3,132	$—	$67	$947	$4,146

	Six Months Ended June 30, 2022
	States, Municipalities and Territories	Corporate Securities	Commercial Mortgage Backed Securities	Residential Mortgage Backed Securities	Other Asset Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$2,776	$—	$—	$70	$—	$2,846
Additions for credit losses not previously recorded	—	3,825	—	631	—	4,456
Change in allowance on securities with previous allowance	(942)	(82)	—	337	—	(687)
Reduction for securities sold during the period	—	—	—	(428)	—	(428)

Ending balance	$1,834	$3,743	$—	$610	$—	$6,187

4. Mortgage Loans on Real Estate

Our financing receivables consist of the following three portfolio segments: commercial mortgage loans, agricultural mortgage loans and residential mortgage loans. Our mortgage loan portfolios are summarized in the following table. There were commitments outstanding of $693.0 million at June 30, 2023.

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Commercial mortgage loans:
Principal outstanding	$3,535,506	$3,560,903
Deferred fees and costs, net	(4,316)	(6,345)
Unamortized discounts and premiums, net	(1,821)	—

Amortized cost	3,529,369	3,554,558
Valuation allowance	(21,330)	(22,428)

Commercial mortgage loans, carrying value	3,508,039	3,532,130

Agricultural mortgage loans:
Principal outstanding	582,660	567,630
Deferred fees and costs, net	(1,719)	(1,667)

Amortized cost	580,941	565,963
Valuation allowance	(895)	(1,021)

Agricultural mortgage loans, carrying value	580,046	564,942

Residential mortgage loans:
Principal outstanding	3,236,400	2,807,652
Deferred fees and costs, net	1,068	1,909
Unamortized discounts and premiums, net	66,226	55,917

Amortized cost	3,303,694	2,865,478
Valuation allowance	(18,170)	(13,523)

Residential mortgage loans, carrying value	3,285,524	2,851,955

Mortgage loans, carrying value	$7,373,609	$6,949,027

Our commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. Our lending policies establish limits on the amount that can be loaned to one borrower and other criteria to attempt to reduce the risk of default. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

	June 30, 2023		December 31, 2022
	Principal	Percent	Principal	Percent

	(Dollars in thousands)
Geographic distribution
East	$484,451	13.7%	$502,659	14.1%
Middle Atlantic	278,727	7.9%	280,993	7.9%
Mountain	397,667	11.2%	416,307	11.7%
New England	77,457	2.2%	73,631	2.1%
Pacific	844,371	23.9%	858,812	24.1%
South Atlantic	943,302	26.7%	934,007	26.2%
West North Central	197,206	5.6%	205,568	5.8%
West South Central	312,325	8.8%	288,926	8.1%

	$3,535,506	100.0%	$3,560,903	100.0%

Property type distribution
Office	$366,086	10.3%	$388,978	10.9%
Retail	845,217	23.9%	896,351	25.2%
Industrial/Warehouse	896,797	25.4%	866,623	24.3%
Apartment	1,024,893	29.0%	912,984	25.6%
Hotel	324,271	9.2%	285,271	8.0%
Mixed Use/Other	78,242	2.2%	210,696	6.0%

	$3,535,506	100.0%	$3,560,903	100.0%

Our agricultural mortgage loan portfolio consists of loans with an outstanding principal balance of $582.7 million and $567.6 million as of June 30, 2023 and December 31, 2022, respectively. These loans are collateralized by agricultural land and are diversified as to location within the United States. Our residential mortgage loan portfolio consists of loans with an outstanding principal balance of $3.2 billion and $2.8 billion as of June 30, 2023 and December 31, 2022, respectively. These loans are collateralized by the related properties and diversified as to location within the United States.

Mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Interest income is included in Net investment income on our Consolidated Statements of Operations. Accrued interest receivable, which was $62.5 million and $58.2 million as of June 30, 2023 and December 31, 2022, respectively, is included in Accrued investment income on our Consolidated Balance Sheets.

Loan Valuation Allowance

We establish a valuation allowance to provide for the risk of credit losses inherent in our mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. We do not measure a credit loss allowance on accrued interest receivable as we write off any uncollectible accrued interest receivable balances to net investment income in a timely manner. We did not charge off any uncollectible accrued interest receivable on our commercial, agricultural or residential mortgage loan portfolios for the three and six month periods ended June 30, 2023 or 2022, respectively.

The valuation allowances for each of our mortgage loan portfolios are estimated by deriving probability of default and recovery rate assumptions based on the characteristics of the loans in each portfolio, historical economic data and loss information, and current and forecasted economic conditions. Key loan characteristics impacting the estimate for our commercial mortgage loan portfolio include the current state of the borrower’s credit quality, which considers factors such as loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios, loan performance, underlying collateral type, delinquency status, time to maturity, and original credit scores. Key loan characteristics impacting the estimate for our agricultural and residential mortgage loan portfolios include the current state of the borrowers’ credit quality, delinquency status, time to maturity and original credit scores.

The following table represents a rollforward of the valuation allowance on our mortgage loan portfolios:

	Three Months Ended June 30, 2023
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(25,082)	$(1,356)	$(19,188)	$(45,626)
Charge-offs	—	—	—	—
Recoveries	—	—	—	—
Change in provision for credit losses	3,752	461	1,018	5,231

Ending allowance balance	$(21,330)	$(895)	$(18,170)	$(40,395)

	Three Months Ended June 30, 2022
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(24,587)	$(558)	$(4,124)	$(29,269)
Charge-offs	—	—	—	—
Recoveries	229	—	—	229
Change in provision for credit losses	114	(106)	(3,356)	(3,348)

Ending allowance balance	$(24,244)	$(664)	$(7,480)	$(32,388)

	Six Months Ended June 30, 2023
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(22,428)	$(1,021)	$(13,523)	$(36,972)
Charge-offs	—	—	—	—
Recoveries	—	—	—	—
Change in provision for credit losses	1,098	126	(4,647)	(3,423)

Ending allowance balance	$(21,330)	$(895)	$(18,170)	$(40,395)

	Six Months Ended June 30, 2022
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(17,926)	$(519)	$(5,579)	$(24,024)
Charge-offs	—	—	—	—
Recoveries	229	—	—	229
Change in provision for credit losses	(6,547)	(145)	(1,901)	(8,593)

Ending allowance balance	$(24,244)	$(664)	$(7,480)	$(32,388)

Charge-offs include allowances that have been established on loans that were satisfied either by taking ownership of the collateral or by some other means such as discounted pay-off or loan sale. When ownership of the property is taken it is recorded at the lower of the loan’s carrying value or the property’s fair value (based on appraised values) less estimated costs to sell. The real estate owned is recorded as a component of Other investments and the loan is recorded as fully paid, with any allowance for credit loss that has been established charged off. Fair value of the real estate is determined by third party appraisal. There were two real estate properties totaling $715 thousand at June 30, 2023. There were no real estate properties in which ownership of the property was taken to satisfy an outstanding loan at December 31, 2022. Recoveries are situations where we have received a payment from the borrower in an amount greater than the carrying value of the loan (principal outstanding less specific allowance).

Credit Quality Indicators

We evaluate the credit quality of our commercial and agricultural mortgage loans by analyzing LTV and DSC ratios and loan performance. We evaluate the credit quality of our residential mortgage loans by analyzing loan performance.

LTV and DSC ratios for our commercial mortgage loans are originally calculated at the time of loan origination and are updated annually for each loan using information such as rent rolls, assessment of lease maturity dates and property operating statements, which are reviewed in the context of current leasing and in place rents compared to market leasing and market rents. A DSC ratio of less than 1.0 indicates that a property’s operations do not generate sufficient income to cover debt payments. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. All of our commercial mortgage loans that have a debt service coverage ratio of less than 1.0 are performing under the original contractual loan terms at June 30, 2023 and December 31, 2022.

The amortized cost of our commercial mortgage loan portfolio by LTV and DSC ratios based on the most recent information collected was as follows at June 30, 2023 and December 31, 2022 (by year of origination):

	2023		2022		2021		2020		2019		Prior		Total
As of June 30, 2023:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$—	—%	$285,762	62%	$268,348	61%	$390,439	56%	$443,532	59%	$1,112,909	46%	$2,500,990	53%
Greater than or equal to 1.2 and less than 1.5	—	—%	—	—%	9,830	69%	46,365	54%	103,702	67%	177,289	61%	337,186	62%
Greater than or equal to 1.0 and less than 1.2	18,444	18%	192,832	43%	294,759	45%	39,486	60%	8,318	66%	50,856	56%	604,695	46%
Less than 1.0	—	—%	—	—%	26,946	52%	—	—%	6,009	63%	53,543	57%	86,498	56%

Total	$18,444	18%	$478,594	55%	$599,883	53%	$476,290	56%	$561,561	60%	$1,394,597	49%	$3,529,369	53%

	2022		2021		2020		2019		2018		Prior		Total
As of December 31, 2022:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV
Debt Service Coverage Ratio:
Greater than or equal to 1.5	$249,328	63%	$257,746	61%	$421,391	57%	$429,596	58%	$325,117	53%	$813,319	44%	$2,496,497	53%
Greater than or equal to 1.2 and less than 1.5	6,488	70%	123,038	55%	46,804	58%	115,977	66%	67,642	67%	145,703	60%	505,652	62%
Greater than or equal to 1.0 and less than 1.2	170,059	52%	211,684	43%	18,144	79%	39,396	73%	10,348	76%	58,021	47%	507,652	51%
Less than 1.0	—	—%	—	—%	—	—%	6,107	64%	13,025	70%	25,625	65%	44,757	66%

Total	$425,875	59%	$592,468	53%	$486,339	58%	$591,076	61%	$416,132	57%	$1,042,668	47%	$3,554,558	54%

LTV and DSC ratios for our agricultural mortgage loans are calculated at the time of loan origination and are evaluated annually for each loan using land value averages. A DSC ratio of less than 1.0 indicates that a property’s operations do not generate sufficient income to cover debt payments. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. All of our agricultural mortgage loans that have a debt service coverage ratio of less than 1.0 are performing under the original contractual loan terms at June 30, 2023 and December 31, 2022.

The amortized cost of our agricultural mortgage loan portfolio by LTV and DSC ratios based on the most recent information collected was as follows at June 30, 2023 and December 31, 2022 (by year of origination):

	2023		2022		2021		2020		2019		Prior		Total
As of June 30, 2023:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$25,736	59%	$86,661	46%	$70,160	55%	$101,670	45%	$—	—%	$—	—%	$284,227	49%
Greater than or equal to 1.2 and less than 1.5	10,007	58%	104,193	55%	65,945	53%	60,530	45%	—	—%	—	—%	240,675	52%
Greater than or equal to 1.0 and less than 1.2	—	—%	3,102	56%	8,686	39%	—	—%	—	—%	—	—%	11,788	44%
Less than 1.0	—	—%	—	—%	—	—%	7,975	40%	2,276	34%	34,000	42%	44,251	41%

Total	$35,743	59%	$193,956	51%	$144,791	53%	$170,175	45%	$2,276	34%	$34,000	42%	$580,941	50%

	2022		2021		2020		2019		2018		Prior		Total
As of December 31, 2022:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV
Debt Service Coverage Ratio:
Greater than or equal to 1.5	$85,367	47%	$84,186	46%	$97,143	41%	$—	—%	$—	—%	$—	—%	$266,696	45%
Greater than or equal to 1.2 and less than 1.5	107,856	54%	67,630	52%	61,103	32%	—	—%	—	—%	—	—%	236,589	48%
Greater than or equal to 1.0 and less than 1.2	3,124	56%	8,825	38%	3,125	25%	—	—%	—	—%	—	—%	15,074	39%
Less than 1.0	—	—%	—	—%	7,975	35%	5,629	41%	34,000	31%	—	—%	47,604	33%

Total	$196,347	51%	$160,641	48%	$169,346	37%	$5,629	41%	$34,000	31%	$—	—%	$565,963	45%

We closely monitor loan performance for our commercial, agricultural and residential mortgage loan portfolios. Aging of financing receivables is summarized in the following table (by year of origination):

	2023	2022	2021	2020	2019	Prior	Total

As of June 30, 2023:	(Dollars in thousands)
Commercial mortgage loans
Current	$18,444	$478,594	$599,883	$476,290	$561,561	$1,394,597	$3,529,369
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total commercial mortgage loans	$18,444	$478,594	$599,883	$476,290	$561,561	$1,394,597	$3,529,369

Agricultural mortgage loans
Current	$32,743	$193,956	$144,791	$170,175	$2,276	$34,000	$577,941
30 - 59 days past due	3,000	—	—	—	—	—	3,000
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total agricultural mortgage loans	$35,743	$193,956	$144,791	$170,175	$2,276	$34,000	$580,941

Residential mortgage loans
Current	$663,036	$1,778,621	$473,986	$186,088	$26,497	$978	$3,129,206
30 - 59 days past due	39,680	43,994	14,638	4,650	2,274	162	105,398
60 - 89 days past due	3,901	10,276	5,427	1,030	—	190	20,824
Over 90 days past due	807	27,268	10,460	4,882	1,637	3,212	48,266

Total residential mortgage loans	$707,424	$1,860,159	$504,511	$196,650	$30,408	$4,542	$3,303,694

	2022	2021	2020	2019	2018	Prior	Total

As of December 31, 2022:	(Dollars in thousands)
Commercial mortgage loans
Current	$425,875	$592,468	$486,339	$591,076	$416,132	$1,042,668	$3,554,558
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total commercial mortgage loans	$425,875	$592,468	$486,339	$591,076	$416,132	$1,042,668	$3,554,558

Agricultural mortgage loans
Current	$196,347	$160,641	$166,211	$5,629	$34,000	$—	$562,828
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	3,135	—	—	—	3,135

Total agricultural mortgage loans	$196,347	$160,641	$169,346	$5,629	$34,000	$—	$565,963

Residential mortgage loans
Current	$1,915,169	$595,363	$211,119	$27,483	$1,710	$417	$2,751,261
30 - 59 days past due	39,179	8,238	13,073	1,960	—	—	62,450
60 - 89 days past due	6,668	7,165	3,034	57	—	—	16,924
Over 90 days past due	9,702	14,068	6,515	1,762	2,796	—	34,843

Total residential mortgage loans	$1,970,718	$624,834	$233,741	$31,262	$4,506	$417	$2,865,478

Commercial, agricultural and residential mortgage loans are considered nonperforming when they become 90 days or more past due. When loans become nonperforming, we place them on non-accrual status and discontinue recognizing interest income. If payments are received on a nonperforming loan, interest income is recognized to the extent it would have been recognized if normal principal and interest would have been received timely. If payments are received to bring a nonperforming loan back to less than 90 days past due, we will resume accruing interest income on that loan. There were 93 loans in non-accrual status at June 30, 2023 and 59 loans in non-accrual status at December 31, 2022. During the three and six months ended June 30, 2023 we recognized $108 thousand and $445 thousand in interest income on loans which were in non-accrual status at the respective period end. During the three and six months ended June 30, 2022, we recognized $5 thousand and $71 thousand interest income on loans which were in non-accrual status at the respective period end.

Loan Modifications

Our commercial, agricultural and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-significant delay or a term extension. We consider the following factors in determining whether or not a borrower is experiencing financial difficulty:

•	borrower is in default,

•	borrower has declared bankruptcy,

•	there is growing concern about the borrower’s ability to continue as a going concern,

•	borrower has insufficient cash flows to service debt,

•	borrower’s inability to obtain funds from other sources, and

•	there is a breach of financial covenants by the borrower.

A loan modification typically does not result in a change in valuation allowance as it is already incorporated into our allowance methodology. However, if we grant a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance.

There were no significant mortgage loan modifications for the three and six months ended June 30, 2023.

Prior to adoption of authoritative guidance on January 1, 2023, we evaluated whether a TDR had occurred on our commercial, agricultural or residential mortgage loans. We did not have any significant loan modifications that resulted in a TDR for the three and six months ended June 30, 2022.

5. Variable Interest Entities

We have relationships with various types of entities which may be VIEs. Certain VIEs are consolidated in our financial results.

Consolidated Variable Interest Entities

We are invested in multiple investment company real estate limited partnerships which own various limited liability companies that invest in residential real estate properties and one real estate limited liability company that invests in a commercial real estate property. These entities are VIE’s as the legal entities equity investors have insufficient equity at risk and lack of power to direct the activities that most significantly impact the economic performance. We determined we are the primary beneficiary as a result of our power to control the entities through our significant ownership. Due to the nature of the investment company real estate investments, the investments balance will fluctuate based on changes in the fair value of the properties as well as when purchases and sales of properties are made. The investment balance in the commercial real estate property is held at depreciated cost, and is expected to decrease over time.

We are invested in two investment company limited liability companies that invest in operating entities which hold multifamily real estate properties. The entities are VIEs and we have determined we are the primary beneficiary as a result of our power to control the entities through our significant ownership. The investment balances, which represent equity interests in the investment company limited liability companies, fluctuate based on changes in the fair value of the properties and the performance of the operating entities.

We are invested in two limited partnership feeder funds which each invest in a separate limited partnership fund. One fund holds infrastructure credit assets and the other holds tech-centric middle-market loans. In both cases, the feeder fund limited partnerships are VIEs, and we determined we are the primary beneficiary as a result of our significant ownership of the limited partnerships and our obligation to absorb losses or receive benefits from the VIEs. We have consolidated the assets and liabilities of the limited partnerships, which primarily consist of equity interests in limited partnerships.

We are invested in one investment company limited liability company that invests in core infrastructure assets typically held through an interest in limited liability companies. The entity is a VIE and we have determined we are the primary beneficiary as a result of our power to control the entity through significant ownership and our obligation to absorb losses or receive benefits from the VIE. The VIE meets the definition of an investment company, which requires the investment balance to be held at fair value.

The carrying amounts of our consolidated VIE assets, which can only be used to settle obligations of the consolidated VIEs, and liabilities of consolidated VIEs for which creditors do not have recourse were as follows:

	June 30, 2023		December 31, 2022
	Total Assets	Total Liabilities	Total Assets	Total Liabilities

	(Dollars in thousands)
Real estate investments	$1,335,598	$94,071	$1,095,267	$78,244
Real estate limited liability companies	53,428	137	66,258	287
Limited partnership funds	918,937	213	620,741	113
Infrastructure limited liability companies	100,605	284	—	—

	$2,408,568	$94,705	$1,782,266	$78,644

Unconsolidated Variable Interest Entities

We provided debt funding to various special purpose vehicles, which are used to acquire and hold various types of loans or receivables. These legal entities are deemed VIEs because there is insufficient equity at risk. We have determined we are not the primary beneficiary as we do not control the activities that most significantly impact the economic performance of the VIEs. Our investments in these VIEs are reported in Fixed maturity securities, available for sale in the Consolidated Balance Sheets.

The carrying value and maximum loss exposure for our unconsolidated VIEs were as follows:

	June 30, 2023		December 31, 2022
	Asset Carrying Value	Maximum Exposure to Loss	Asset Carrying Value	Maximum Exposure to Loss

	(Dollars in thousands)
Fixed maturity securities, available for sale	$1,445,039	$1,445,039	$1,178,110	$1,178,110
Other investments	71,208	71,208	—	—

6. Derivative Instruments

We use derivative instruments to manage risks. We have derivatives that are designated as hedging instruments and others that are not designated as hedging instruments. Any change in the fair value of the derivatives is recognized immediately in the Consolidated Statements of Operations.

The notional and fair values of our derivative instruments, including derivative instruments embedded in fixed index annuity contracts, presented in the Consolidated Balance Sheets are as follows:

	June 30, 2023		December 31, 2022
	Notional	Fair Value	Notional	Fair Value

	(Dollars in thousands)
Derivatives designated as hedging instruments
Assets
Derivative instruments
Interest rate swaps	$—	$—	$408,369	$32,769

Derivatives not designated as hedging instruments
Assets
Derivative instruments
Call options	$39,783,069	$1,131,597	$38,927,534	$397,789
Warrants	—	—	2,020	1,169

	$39,783,069	$1,131,597	$38,929,554	$398,958

Liabilities
Policy benefit reserves - annuity products
Fixed index annuities - embedded derivatives, net		$5,014,697		$4,820,845
Funds withheld for reinsurance liabilities
Reinsurance related embedded derivative		(397,234)		(441,864)

		$4,617,463		$4,378,981

Derivatives Designated as Hedging Instruments

We used interest rate swaps designated and accounted for as fair value hedges to protect a portfolio of fixed-rate fixed maturity securities against changes in fair value due to changes in interest rates. Our interest rate swap contracts allowed us to pay a fixed rate and receive a floating rate utilizing the Secured Overnight Financing Rate at specified intervals based on a notional amount. Interest rate swaps were carried at fair value and presented as Derivative instruments on the Consolidated Balance Sheets.

For derivative instruments that were designated and qualified as a fair value hedge, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in the same line item in the Consolidated Statements of Operations. The change in unrealized gain or loss attributable to interest rate changes on the fixed maturity securities that were designated as part of the hedge were reclassified out of Accumulated other comprehensive income (loss) into Change in fair value of derivatives in the Consolidated Statements of Operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged was recognized as a component of Other comprehensive income.

The following represents the amortized cost and cumulative fair value hedging adjustments included in the hedged assets:

Line Item in the Consolidated Balance Sheets in Which Hedged Item is Included	Amortized Cost of Hedged Item		Cumulative Amount of Fair Value Basis Adjustment Gain (Loss)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Fixed maturities, available for sale:
Current hedging relationships	$—	$389,060	$—	$(39,128)
Discontinued hedging relationships	1,372,336	1,594,736	(80,946)	(94,681)

The following represents a summary of the gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

	Derivative	Hedged Item	Net	Amount Excluded: Recognized in Income Immediately

	(Dollars in thousands)
For the three months ended June 30, 2023
Interest rate swaps	$18,847	$(10,876)	$7,971	$—
For the three months ended June 30, 2022
Interest rate swaps	$26,771	$(33,093)	$(6,322)	$2,656
For the six months ended June 30, 2023
Interest rate swaps	$5,856	$3,240	$9,096	$—
For the six months ended June 30, 2022
Interest rate swaps	$26,771	$(33,093)	$(6,322)	$2,656

Derivatives Not Designated as Hedging Instruments

We have fixed index annuity products that guarantee the return of principal to the policyholder and credit interest based on a percentage of the gain in a specified market index. When fixed index annuity deposits are received, a portion of the deposit is used to purchase derivatives consisting of call options on the applicable market indices to fund the index credits due to fixed index annuity policyholders. Substantially all such call options are one year options purchased to match the funding requirements of the underlying policies. The call options are marked to fair value with the change in fair value included as a component of revenues. The change in fair value of derivatives includes the gains or losses recognized at the expiration of the option term and the changes in fair value for open positions. On the respective anniversary dates of the index policies, the index used to compute the index credit is reset and we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our fixed index annuities, which permit us to change caps, participation rates, and/or asset fees, subject to guaranteed minimums on each policy’s anniversary date. By adjusting caps, participation rates, or asset fees, we can generally manage option costs except in cases where the contractual features would prevent further modifications.

The changes in fair value of derivatives not designated as hedging instruments included in the Consolidated Statements of Operations are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands)
Change in fair value of derivatives:
Call options	$234,883	$(501,765)	$278,327	$(980,213)
Warrants	(115)	(750)	1,206	179
Interest rate swaps	—	2,656	—	2,656

	$234,768	$(499,859)	$279,533	$(977,378)

Change in fair value of embedded derivatives:
Fixed index annuities - embedded derivatives	$233,514	$(686,562)	$573,574	$(1,877,767)
Reinsurance related embedded derivative	(19,750)	(199,422)	44,630	(401,866)

	$213,764	$(885,984)	$618,204	$(2,279,633)

Derivative Exposure

We attempt to mitigate potential risk of loss due to the nonperformance of the counterparties through a regular monitoring process which evaluates the program’s effectiveness. We do not purchase derivative instruments that would require payment or collateral to another institution and our derivative instruments do not contain counterparty credit-risk-related contingent features. We are exposed to risk of loss in the event of nonperformance by the counterparties and, accordingly, we purchase our derivative instruments from multiple counterparties and evaluate the creditworthiness of all counterparties prior to purchase of the contracts. All non-exchange traded derivative instruments have been purchased from nationally recognized financial institutions with a Standard and Poor’s credit rating of A- or higher at the time of purchase and the maximum credit exposure to any single counterparty is subject to concentration limits. Both our call options and interest rate swaps fall under the same credit support agreements with each counterparty that allow us to request the counterparty to provide collateral to us when the fair value of our exposure to the counterparty exceeds specified amounts.

The notional amount and fair value of our call options and interest rate swaps by counterparty and each counterparty’s current credit rating are as follows:

			June 30, 2023		December 31, 2022
Counterparty	Credit Rating (S&P)	Credit Rating (Moody’s)	Notional Amount	Fair Value	Notional Amount	Fair Value

			(Dollars in thousands)
Bank of America	A+	Aa1	$4,124,812	$81,590	$3,574,125	$26,080
Barclays	A+	A1	2,567,616	82,180	3,686,896	39,657
Canadian Imperial Bank of Commerce	A+	Aa2	1,602,801	58,359	2,707,734	34,218
Citibank, N.A.	A+	Aa3	4,171,072	102,691	3,748,162	29,873
Credit Suisse	A	A3	1,955,159	49,252	2,086,470	20,691
J.P. Morgan	A+	Aa2	5,404,600	120,638	6,501,103	69,006
Mizuho	A	A1	4,030,827	145,197	—	—
Morgan Stanley	A+	Aa3	1,967,830	45,622	2,957,389	38,470
Royal Bank of Canada	AA-	A1	4,479,656	146,476	4,378,132	58,026
Societe Generale	A	A1	2,806,536	69,333	2,099,081	17,157
Truist	A	A2	2,004,578	65,032	1,960,787	32,885
UBS AG	A+	Aa3	300,708	8,676	—	—
Wells Fargo	A+	Aa2	4,283,753	154,506	5,436,824	61,840
Exchange traded			83,121	2,045	199,200	2,655

			$39,783,069	$1,131,597	$39,335,903	$430,558

As of June 30, 2023 and December 31, 2022, we held $1.1 billion and $0.4 billion, respectively, of cash and cash equivalents and other investments from counterparties for derivative collateral, which is included in Other liabilities on our Consolidated Balance Sheets. This derivative collateral limits the maximum amount of economic loss due to credit risk that we would incur if the counterparties failed completely to perform according to the terms of the contracts to $68.5 million and $3.3 million at June 30, 2023 and December 31, 2022, respectively.

The future index credits on our fixed index annuities are treated as a “series of embedded derivatives” over the expected life of the applicable contract. We do not purchase call options to fund the index liabilities which may arise after the next policy anniversary date. We must value both the call options and the related forward embedded options in the policies at fair value.

We cede certain fixed index annuity product liabilities to third party reinsurers on a modified coinsurance basis which results in an embedded derivative. The obligation to pay the total return on the assets supporting liabilities associated with this reinsurance agreement represents a total return swap. The fair value of the total return swap is based on the unrealized gains and losses of the underlying assets held in the modified coinsurance portfolio. The reinsurance related embedded derivative is reported in Funds withheld for reinsurance liabilities on the Consolidated Balance Sheets and the change in the fair value of the embedded derivative is reported in Change in fair value of embedded derivatives on the Consolidated Statements of Operations.

7. Deferred Policy Acquisition Costs and Deferred Sales Inducements

Deferred Policy Acquisition Costs

The following tables present the balances and changes in deferred policy acquisition costs:

	Six Months Ended June 30, 2023
	Fixed Index Annuities	Fixed Rate Annuities	Single Premium Immediate Annuities	Total

	(Dollars in thousands)
Balance, beginning of period	$2,649,322	$120,105	$4,216	$2,773,643
Capitalizations	189,581	16,079	23	205,683
Amortization expense	(121,769)	(14,600)	(342)	(136,711)

Balance, end of period	$2,717,134	$121,584	$3,897	$2,842,615

	Year Ended December 31, 2022
	Fixed Index Annuities	Fixed Rate Annuities	Single Premium Immediate Annuities	Total

	(Dollars in thousands)
Balance, beginning of period	$2,906,684	$151,322	$4,198	$3,062,204
Write-off related to in-force ceded reinsurance	(196,417)	(7,209)	—	(203,626)
Capitalizations	193,989	4,424	663	199,076
Amortization expense	(254,934)	(28,432)	(645)	(284,011)

Balance, end of period	$2,649,322	$120,105	$4,216	$2,773,643

Deferred Sales Inducements

The following tables present the balances and changes in deferred sales inducements:

	Six Months Ended June 30, 2023
	Fixed Index Annuities	Fixed Rate Annuities	Total

	(Dollars in thousands)
Balance, beginning of period	$2,017,960	$27,723	$2,045,683
Capitalizations	182,123	—	182,123
Amortization expense	(91,964)	(1,588)	(93,552)

Balance, end of period	$2,108,119	$26,135	$2,134,254

	Year Ended December 31, 2022
	Fixed Index Annuities	Fixed Rate Annuities	Total

	(Dollars in thousands)
Balance, beginning of period	$2,088,591	$31,370	$2,119,961
Capitalizations	107,684	8	107,692
Amortization expense	(178,315)	(3,655)	(181,970)

Balance, end of period	$2,017,960	$27,723	$2,045,683

8. Policyholder Liabilities

Liability for Future Policy Benefits

The liability for future policy benefits consists only of the liability associated with single premium immediate annuities (SPIA) with life contingencies. As this business has no future expected premiums, the rollforward presented below is the present value of expected future benefits. The balances of and changes in the liability for future policy benefits for the six months ended June 30, 2023 and year ended December 31, 2022 is as follows:

	Present Value of Expected Future Policy Benefits
	Six Months Ended June 30, 2023	Year Ended December 31, 2022

	(Dollars in thousands)
Balance, beginning of period	$318,677	$402,305
Beginning balance at original discount rate	342,453	352,708
Effect of changes in cash flow assumptions	—	1,277
Effect of actual variances from expected experience	(1,341)	(1,941)

Adjusted beginning of year balance	341,112	352,044
Issuances	4,899	16,072
Interest accrual	7,055	14,664
Benefit payments	—	—
Net premiums collected	—	—
Derecognition (lapses)	(19,501)	(40,327)

Ending balance at original discount rate	333,565	342,453
Effect of changes in discount rate assumptions	(24,331)	(23,776)

Balance, end of period	$309,234	$318,677

The reconciliation of the net liability for future policy benefits to the liability for future policy benefits included in policy benefit reserves in the consolidated balance sheets is as follows:

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Liability for future policy benefits	$309,234	$318,677
Deferred profit liability	19,926	19,223

	329,160	337,900
Less: Reinsurance recoverable	(1,639)	(1,259)

Net liability for future policy benefits, after reinsurance recoverable	$327,521	$336,641

The weighted-average liability duration of the liability for future policy benefits is as follows:

	June 30, 2023	December 31, 2022
SPIA With Life Contingency:
Weighted-average liability duration of the liability for future policy benefits (years)	7.13	6.78

The following table presents the amount of undiscounted expected future benefit payments and expected gross premiums:

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
SPIA With Life Contingency:
Expected future benefit payments	$453,722	$467,627
Expected future gross premiums	—	—

The amount of revenue and interest associated with the liability for future policy benefits recognized in the statement of operations for the six months ended June 30, 2023 and year ended December 31, 2022 is as follows:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Gross Premiums or Assessments	Interest Expense	Gross Premiums or Assessments	Interest Expense

	(Dollars in thousands)
SPIA With Life Contingency	$5,233	$7,023	$16,994	$14,613

Total	$5,233	$7,023	$16,994	$14,613

The weighted-average interest rate is as follows:

	June 30, 2023	December 31, 2022
Interest accretion rate	4.26%	4.25%
Current discount rate	5.46%	5.37%

Market Risk Benefits

The balances of and changes in the liability for market risk benefits (MRB) for the six months ended June 30, 2023 and year ended December 31, 2022 is as follows:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
MRB Liability
Balance, beginning of period	$37,863	$2,187,758	$78,411	$2,557,378
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	44,355	2,453,169	77,731	2,310,437
Issuances	—	161,757	376	59,452
Interest accrual	1,313	78,354	1,349	72,551
Attributed fees collected	584	60,972	1,270	125,168
Benefits payments	—	—	—	—
Effect of changes in interest rates	372	8,175	(19,421)	(952,265)
Effect of changes in equity markets	—	(66,590)	—	186,618
Effect of changes in equity index volatility	—	(63,759)	—	241,563
Actual policyholder behavior different from expected behavior	—	—	—	—
Effect of changes in future expected policyholder behavior	1,127	1,972	602	46,567
Effect of changes in other future expected assumptions	—	—	(17,552)	363,078

Balance, end of period, before effect of changes in the instrument-specific credit	47,751	2,634,050	44,355	2,453,169
Effect of changes in the instrument-specific credit risk	(6,272)	(236,727)	(6,492)	(265,411)

Balance, end of period	41,479	2,397,323	37,863	2,187,758
Reinsured MRB, end of period	11,326	702,398	10,656	593,959

Balance, end of period, net of reinsurance	$30,153	$1,694,925	$27,207	$1,593,799

Net amount at risk (a)	$266,173	$11,575,916	$258,826	$10,987,198
Weighted average attained age of contract holders (years)	70	71	69	71

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The following is a reconciliation of market risk benefits by amounts in an asset position and in a liability position to market risk benefit amounts included in other assets and market risk benefit reserves, respectively, in the Consolidated Balance Sheets:

	June 30, 2023
	Asset	Liability	Net Liability

	(Dollars in thousands)
Fixed Index Annuities	$231,005	$2,628,328	$2,397,323
Fixed Rate Annuities	3,465	44,944	41,479

Total	$234,470	$2,673,272	$2,438,802

	December 31, 2022
	Asset	Liability	Net Liability

	(Dollars in thousands)
Fixed Index Annuities	$226,294	$2,414,052	$2,187,758
Fixed Rate Annuities	3,577	41,440	37,863

Total	$229,871	$2,455,492	$2,225,621

Reinsured Market Risk Benefits

The following table presents the balances and changes in reinsured market risk benefits associated with fixed index annuities for the six months ended June 30, 2023 and year ended December 31, 2022:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
Ceded MRB
Balance, beginning of period	$10,656	$593,959	$—	$156,931
Write-off related to in-force ceded reinsurance	—	—	10,091	334,835
Issuances	—	114,216	—	36,036
Interest accrual	286	16,447	104	7,598
Attributed fees collected	19	13,451	28	23,745
Benefits payments	—	—	—	—
Effect of changes in interest rates	154	4,455	135	(171,948)
Effect of changes in equity markets	—	(29,194)	118	43,799
Effect of changes in equity index volatility	—	(12,929)	—	34,278
Actual policyholder behavior different from expected behavior	—	—	—	—
Effect of changes in future expected policyholder behavior	211	1,993	180	12,598
Effect of changes in other future expected assumptions	—	—	—	116,087

Balance, end of period	$11,326	$702,398	$10,656	$593,959

Net amount at risk (a)	$74,282	$2,761,134	$72,350	$2,402,964
Weighted average attained age of contract holders (years)	70	70	70	71

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The following is a reconciliation of reinsurance market risk benefits by amounts in an asset position and in liability position to market risk benefit amounts included in coinsurance deposits and other liabilities, respectively, in the consolidated balance sheets:

	June 30, 2023
	Asset	Liability	Net Asset

	(Dollars in thousands)
Fixed Index Annuities	$744,734	$42,336	$702,398
Fixed Rate Annuities	11,735	409	11,326

Total	$756,469	$42,745	$713,724

	December 31, 2022
	Asset	Liability	Net Asset

	(Dollars in thousands)
Fixed Index Annuities	$629,611	$35,652	$593,959
Fixed Rate Annuities	11,070	414	10,656

Total	$640,681	$36,066	$604,615

Significant Inputs for Fair Value Measurement - Market Risk Benefits

The following tables provides a summary of the significant inputs and assumptions used in the fair value measurements of market risk benefits:

	June 30, 2023
	Fair Value	Valuation Technique	Significant Inputs and Assumptions	Range	Weighted Average

	(in thousands)
Market risk benefits	$2,438,802	Discounted cash flow	Utilization (a)	0.04% - 78.75%	4.12%
Ceded market risk benefits	713,724		Option budget (b)	1.65% - 2.50%	2.32%
			Risk-free interest rate (c)	2.52% - 5.38%	3.27%
			Nonperformance risk (d)	0.53% - 3.10%	2.54%

	December 31, 2022
	Fair Value	Valuation Technique	Significant Inputs and Assumptions	Range	Weighted Average

	(in thousands)
Market risk benefits	$2,225,621	Discounted cash flow	Utilization (a)	0.04% - 78.75%	4.24%
Ceded market risk benefits	604,615		Option budget (b)	1.65% - 2.50%	2.31%
			Risk-free interest rate (c)	2.51% - 4.90%	3.31%
			Nonperformance risk (d)	0.06% - 3.27%	2.59%

(a)

The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. A decrease (increase) in the utilization assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

(b)

The option budget assumption represents the expected cost of annual call options we will purchases in the future. An increase (decrease) in the option budget assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

(c)

The risk-free interest rate assumption impacts the discount rate used in the discounted future cash flow valuation. An increase (decrease) in the risk-free interest rate assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

(d)

The nonperformance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes our own credit risk based on the current market credit spreads for debt-like instruments we have issued and are available in the market. Additionally, the nonperformance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating. An increase (decrease) in the nonperformance risk assumption for own credit risk used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits. An decrease (increase) in the nonperformance risk assumption for counterparty credit risk used in the fair value of ceded market risk benefits could lead to favorable (unfavorable) changes in the ceded market risk benefits.

There were no notable changes to significant inputs and assumptions used in the fair value measurement of market risk benefits during the six months ended June 30, 2023. During the year ended December 31, 2022, the Company made the following notable changes to significant inputs and assumptions resulting in changes in the fair value measurement of market risk benefits:

•	Utilization assumptions were increased resulting in an increase to the market risk benefits liability and a decrease to net income.

•	Option budget assumptions were increased resulting in a decrease to the market risk benefits liability and an increase to net income.

Policyholder Account Balances

The following table presents the balances and changes in policyholders’ account balances:

	Six Months Ended June 30, 2023		Year Ended December 31, 2022
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
Balance, beginning of period	$6,589,577	$53,826,234	$6,860,060	$55,003,305
Issuances	534,191	2,763,039	159,570	3,001,738
Premiums received	618	74,613	4,811	170,493
Policy charges	(3,655)	(163,063)	(6,587)	(272,604)
Surrenders and withdrawals	(443,810)	(2,392,211)	(574,590)	(3,945,504)
Benefit payments	(6,542)	(404,942)	(11,328)	(727,847)
Interest credited	80,653	339,864	151,762	599,259
Other	(4,667)	(3,296)	5,879	(2,606)

Balance, end of period	$6,746,365	$54,040,238	$6,589,577	$53,826,234

Weighted-average crediting rate	2.43%	1.26%	2.28%	1.11%
Net amount at risk (a)	$266,173	$11,575,916	$258,826	$10,987,198
Cash surrender value	$6,354,283	$49,813,318	$6,208,597	$49,551,657

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The following table presents the reconciliation of policyholders’ account balances to policy benefit reserves in the consolidated balance sheets:

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Fixed index annuities policyholder account balances	$54,040,238	$53,826,234
Fixed rate annuities policyholder account balances	6,746,365	6,589,577
Embedded derivative adjustment (b)	(1,284,548)	(1,996,640)
Liability for future policy benefits	309,234	318,677
Deferred profit liability	19,926	19,223
Other	25,462	24,765

Total	$59,856,677	$58,781,836

(b)	The embedded derivative adjustment reconciles the account balance to the gross GAAP liability and represents the combination of the host contract and the fair value of the embedded derivatives.

The following table presents the balance of account values by range of guaranteed minimum crediting rates and the related range of the difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums:

	June 30, 2023
	Range of guaranteed minimum crediting rate	At guaranteed minimum	1 to 50	51 to 150	Greater than 150 basis points above	Total

		(Dollars in thousands)
Fixed Index Annuities	0.00% - 0.50%	$—	$695,154	$464,407	$654,267	$1,813,828
	0.50% - 1.00%	2,470,011	1,093,223	2,214,702	106,894	5,884,830
	1.00% - 1.50%	48,145	9,350	—	—	57,495
	1.50% - 2.00%	50	—	—	—	50
	2.00% - 2.50%	129,460	85,536	8	—	215,004
	2.50% - 3.00%	865,320	15	202	—	865,537
	Greater than 3.00%	—	—	—	—	—
	Allocated to index strategies					45,203,494

Total		$3,512,986	$1,883,278	$2,679,319	$761,161	$54,040,238

Fixed Rate Annuities	0.00% - 0.50%	$148	$—	$—	$—	$148
	0.50% - 1.00%	54,489	185,377	3,960,356	992,706	5,192,928
	1.00% - 1.50%	458,488	234	—	—	458,722
	1.50% - 2.00%	363,889	33,907	233,549	213	631,558
	2.00% - 2.50%	19,249	23	—	—	19,272
	2.50% - 3.00%	385,318	7,201	—	—	392,519
	Greater than 3.00%	51,218	—	—	—	51,218

Total		$1,332,799	$226,742	$4,193,905	$992,919	$6,746,365

	December 31, 2022
	Range of guaranteed minimum crediting rate	At guaranteed minimum	1 to 50	51 to 150	Greater than 150 basis points above	Total

		(Dollars in thousands)
Fixed Index Annuities	0.00% - 0.50%	$—	$462,356	$407,426	$314,929	$1,184,711
	0.50% - 1.00%	2,421,795	1,098,332	2,258,992	77,901	5,857,020
	1.00% - 1.50%	51,586	9,391	—	—	60,977
	1.50% - 2.00%	57	—	—	—	57
	2.00% - 2.50%	133,059	100,205	8	—	233,272
	2.50% - 3.00%	939,684	—	—	—	939,684
	Greater than 3.00%	—	—	—	—	—
	Allocated to index strategies					45,550,513

Total		$3,546,181	$1,670,284	$2,666,426	$392,830	$53,826,234

Fixed Rate Annuities	0.00% - 0.50%	$61	$—	$—	$—	$61
	0.50% - 1.00%	55,458	203,523	4,000,203	701,836	4,961,020
	1.00% - 1.50%	454,728	231	—	—	454,959
	1.50% - 2.00%	281,694	96,767	277,053	189	655,703
	2.00% - 2.50%	21,887	22	—	—	21,909
	2.50% - 3.00%	434,042	7,417	—	—	441,459
	Greater than 3.00%	54,466	—	—	—	54,466

Total		$1,302,336	$307,960	$4,277,256	$702,025	$6,589,577

9. Notes and Loan Payable

Notes and loan payable includes the following:

	June 30, 2023	December 31, 2022

	(Dollars in thousands)
Senior notes due 2027
Principal	$500,000	$500,000
Unamortized debt issue costs	(2,661)	(2,960)
Unamortized discount	(160)	(178)
Term loan due 2027
Principal	300,000	300,000
Principal paydown	(7,500)	(3,750)
Unamortized debt issue costs	(925)	(1,039)

	$788,754	$792,073

On June 16, 2017, we issued $500 million aggregate principal amount of senior unsecured notes due 2027 which bear interest at 5.0% per year and will mature on June 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at a $0.3 million discount, which is being amortized over the term of the 2027 Notes using the effective interest method. Contractual interest is payable semi-annually in arrears each June 15th and December 15th. The initial transaction fees and costs totaling $5.8 million were capitalized as deferred financing costs and are being amortized over the term of the 2027 Notes using the effective interest method.

On February 15, 2022, we entered into a five-year, $300 million unsecured delayed draw term loan credit agreement. On July 6, 2022, we borrowed $300 million under this agreement. We will pay a floating rate of interest on the term loan utilizing SOFR adjusted for a credit spread. The term loan matures on February 15, 2027 and is amortizing at 2.5% annually for the first three years and 5.0% for the last two years.

10. Commitments and Contingencies

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state and federal regulatory bodies, such as state insurance departments, the Securities and Exchange Commission (“SEC”) and the Department of Labor, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws and the Employee Retirement Income Security Act of 1974, as amended.

In accordance with applicable accounting guidelines, we establish an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. As a litigation or regulatory matter is developing we, in conjunction with outside counsel, evaluate on an ongoing basis whether the matter presents a loss contingency that meets conditions indicating the need for accrual and/or disclosure, and if not, the matter will continue to be monitored for further developments. If and when the loss contingency related to litigation or regulatory matters is deemed to be both probable and estimable, we will establish an accrued liability with respect to that matter and will continue to monitor the matter for further developments that may affect the amount of the accrued liability.

There can be no assurance that any pending or future litigation will not have a material adverse effect on our business, financial condition, or results of operations.

In addition to our commitments to fund mortgage loans, we have unfunded commitments at June 30, 2023 to limited partnerships of $794.7 million, fixed maturity securities of $1.1 billion, and other investments of $52.3 million.

Through our FHLB membership, we have issued funding agreements to the FHLB in exchange for cash advances. As of June 30, 2023, we had no FHLB funding agreements outstanding. We are required to provide collateral in excess of the funding agreement amounts outstanding. The fixed maturity security investments pledged for collateral had a fair value of $1.5 billion at June 30, 2023.

11. Earnings Per Common Share and Stockholders’ Equity

Earnings Per Common Share

The following table sets forth the computation of earnings per common share and earnings per common share - assuming dilution:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Dollars in thousands, except per share data)
Numerator:
Net income available to common stockholders - numerator for earnings per common share	$344,444	$752,374	$177,531	$1,420,920

Denominator:
Weighted average common shares outstanding	77,766,851	92,543,850	80,576,301	94,693,048
Effect of dilutive securities:
Stock options and deferred compensation agreements	499,921	487,883	548,520	550,073
Restricted stock and restricted stock units	661,186	343,005	699,235	408,964

Denominator for earnings per common share - assuming dilution	78,927,958	93,374,738	81,824,056	95,652,085

Earnings per common share	$4.43	$8.13	$2.20	$15.01
Earnings per common share - assuming dilution	$4.36	$8.06	$2.17	$14.86

There were no options to purchase shares of our common stock outstanding excluded from the computation of diluted earnings per common share during the three and six months ended June 30, 2023 and 2022, as the exercise price of all options outstanding was less than the average market price of our common shares for those periods.

Stockholders’ Equity

On June 10, 2020, we issued 12,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B (“Series B”) with a $1.00 par value per share and a liquidation preference of $25,000 per share, for aggregate net proceeds of $290.3 million.

On November 21, 2019 we issued 16,000 shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A (“Series A”) with a $1.00 par value per share and a liquidation preference of $25,000 per share, for aggregate net proceeds of $388.9 million.

Dividends on the Series A and Series B preferred stock are payable on a non-cumulative basis only when, as and if declared, quarterly in arrears on the first day of March, June, September and December of each year, commencing on March 1, 2020 for Series A and on December 1, 2020 for Series B. For both the three and six months ended June 30, 2023 and 2022, we paid dividends totaling $6.0 million and $11.9 million for Series A preferred stock and $4.9 million and $9.9 million for Series B preferred stock, respectively. The Series A and Series B preferred stock rank senior to our common stock with respect to dividends, to the extent declared, and in liquidation, to the extent of the liquidation preference. The Series A and Series B preferred stock are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions.

Brookfield Asset Management Equity Investment

On October 18, 2020, we announced an agreement with Brookfield Asset Management, Inc. and its affiliated entities (collectively, “Brookfield”) under which Brookfield would acquire up to a 19.9% ownership interest of common stock in the Company. The equity investment by Brookfield took place in two stages: an initial purchase of a 9.9% equity interest at $37.00 per share which closed on November 30, 2020 with Brookfield purchasing 9,106,042 shares, and a second purchase of an additional 6,775,000 shares which were issued to Brookfield at $37.33 per share in January of 2022, resulting in total ownership of approximately 16%. Brookfield also received the right to nominate one candidate for the Company’s Board of Directors following the initial equity investment.

Share Repurchase Program

As part of a share repurchase program, the Company’s Board of Directors approved the repurchase of Company common stock of $500 million on November 19, 2021, and an additional $400 million on November 11, 2022. The share repurchase program has offset dilution from the issuance of shares to Brookfield, and its purpose remains to institute a regular cash return program for shareholders.

On March 17, 2023 we entered into an accelerated share repurchase (ASR) agreement with JPMorgan Chase Bank, National Association to repurchase an aggregate of $200 million of our common stock. Under the ASR agreement, we received an initial share delivery of approximately 4.8 million shares representing approximately 80% of the number of shares initially underlying the ASR. The average price paid for the initial share delivery under the ASR was $33.12 per common share. The ASR agreement was determined to be an equity contract. The ASR was terminated on July 13, 2023, and a payment of $14 million was made to settle for the final volume-weighted average price associated with the initial share delivery.

From the 2020 inception of the share repurchase program through June 30, 2023, we have repurchased approximately 31.2 million shares of our common stock at an average price of $34.76 per common share, including 2.4 million shares repurchased in the open market during the six months ended June 30, 2023. As of June 30, 2023, we had $276 million remaining under our share repurchase program.

Treasury Stock

As of June 30, 2023, we held 31,713,969 shares of treasury stock with a carrying value of $1,072.2 million. As of December 31, 2022, we held 24,590,353 shares of treasury stock with a carrying value of $823.1 million.

12. Subsequent Events

On July 4, 2023, American Equity Investment Life Holding Company entered into an Agreement and Plan of Merger (the “Agreement”) with Brookfield Reinsurance Ltd. The Agreement provides that each issued and outstanding share of AEL common stock will be converted into the right to receive $38.85 per share in cash and a number of fully-paid and nonassessable share of class A limited voting shares of Brookfield Asset Management Ltd (BAM) equal to the Exchange Ratio as defined in the Agreement. The Exchange Ratio is subject to adjustment based on the 10-day volume-weighted average share price of BAM Class A Stock with total consideration ranging between $54.00 and $56.50 per share. The Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of AEL Series A and Series B preferred stock. As such, these shares will be unaffected by the Agreement and will remain outstanding.

The closing of the Agreement is subject to a number of contingencies, including (1) receipt of American Equity Investment Life Holding Company shareholder approval, (2) receipt of certain regulatory approvals, (3) the absence of any injunction or restraint making illegal or otherwise prohibiting the consummation of the merger, (4) the effectiveness of the applicable registration statement on Form F-4 to be filed by BAM and (5) listing approval of the shares of BAM Class A Stock on the New York Stock Exchange and the Toronto Stock Exchange. BAM’s obligations to close the merger are also conditioned upon the absence of a Company Material Adverse Effect (as defined in the Agreement) and the absence of the imposition of a Burdensome Condition (as defined in the Agreement) by any regulator as part of the regulatory approval process. The Agreement contains Company representations and warranties and provides for pre-closing covenants, including, subject to certain exceptions, covenants relating to the conduct by the Company in the ordinary course consistent with past practice.

The closing of the merger may not occur prior to January 5, 2024, unless BAM’s parent agrees otherwise. The Agreement also provides termination rights for each of the Company and BAM, including, among others, in the event the closing of the merger does not occur on or before April 4, 2024, subject to extension under certain circumstances be extended. Should the Agreement be terminated under certain circumstances, the Company may be required to pay BAM’s parent a termination fee of $102 million.